UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

YY Inc.

(Name of Issuer)

Class A common shares, par value US$0.00001 per share

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

David Xueling Li
YYME Limited
YY One Limited
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
The People's Republic of China
+86 (20) 82120000

With copies to:

Z. Julie Gao, Esq.	Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark	JingAn Kerry Centre, Tower II, 46/F
15 Queen’s Road Central	1539 Nanjing West Road
Hong Kong	Shanghai, the People’s Republic of China
+852 3740-4700	+86 21 6193-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Notes:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G9887Y 107 is assigned to the Class A common shares. CUSIP number 98426T 106 has been assigned to the American Depositary Shares (the "ADSs") of the Issuer, which are quoted on The NASDAQ Stock Market under the symbol “YY.” Each ADS represents twenty (20) Class A common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9887Y 107	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS David Xueling Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 302,347,456 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,605,973 Shares(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,605,973 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 10 Class A common shares and 161,121,803 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vested within 60 days of June 30, 2018, and (iv) 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs beneficially owned by Mr. Jun Lei as of June 30, 2018, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited.

(2) Represents (i) 10 Class A common shares and 161,121,803 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vested within 60 days of June 30, 2018. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(3) Based on 965,928,668 Class A common shares and 297,982,976 Class B common shares outstanding as of March 31, 2018.

CUSIP No.	G9887Y 107	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS YYME Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,441,493 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 165,441,493 Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,441,493 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents (i) 10 Class A common shares and 161,121,803 Class B common shares held by YY One Limited; and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 965,928,668 Class A common shares and 297,982,976 Class B common shares outstanding as of March 31, 2018.

CUSIP No.	G9887Y 107	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS YY One Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,121,813 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,121,813 Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,121,813 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 10 Class A common shares and 161,121,803 Class B common shares held by the reporting person.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 965,928,668 Class A common shares and 297,982,976 Class B common shares outstanding as of March 31, 2018.

CUSIP No.	G9887Y 107	Page	5	of	8	Pages

INTRODUCTION

This statement on Schedule 13D (the “Schedule 13D”) constitutes (i) Amendment No. 3 solely for, and only to the extent that it relates to, David Xueling Li (“Mr. Li”) and YYME Limited (“YYME”) to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Li, YYME Limited, Mr. Jun Lei and Top Brand Holdings Limited on July 20, 2015, as amended by Amendment No. 1 filed on July 5, 2016 and Amendment No. 2 filed on February 27, 2018 (the “Mr. Li and YYME Original Filing”), and (ii) Amendment No. 1 solely for, and only to the extent that it relates to, YY One Limited (“YY One”) to the Schedule 13D initially filed with the Commission on behalf of YY One on February 27, 2018 (the “YY One Original Filing”), in each case with respect to the Class A common shares, par value $0.00001 per share (“Class A common shares”) of YY Inc., a Cayman Islands company (the “Company”). The Shares consist of Class A common shares and Class B common shares, par value $0.00001 each. Except as amended and supplemented herein, the information set forth in the Mr. Li and YYME Original Filing and YY One Original Filing remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Mr. Li and YYME Original Filing and YY One Original Filing.

Item 4. Purpose of Transaction.

Item 4 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby amended and restated as follows:

 YY One has entered into a pre-paid variable forward contract with respect to up to 890,000 ADSs, as described in Item 6 of this Schedule D (the “Forward Contract”).

Subject to the foregoing and except as described in Item 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The third to seventh paragraphs of Item 5 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby amended and restated as follows:

The 132,741,483 Shares beneficially owned by Mr. Lei comprise 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs owned by Top Brand Holdings Limited, a British Virgin Islands company solely owned and controlled by Mr. Lei.

The 169,605,973 Shares beneficially owned by Mr. Li comprise (i) 10 Class A common shares and 161,121,803 Class B common shares owned by YY One, a British Virgin Islands company solely owned and controlled by Mr. Li, (ii) 4,319,680 Class B common shares owned by New Wales Holdings Limited, a British Virgin Islands company solely owned and controlled by Mr. Li, and (iii) 4,164,480 Class A common shares underlying the options and restricted shares granted to Mr. Li that have vested or will vest within 60 days as of June 30, 2018.

Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Mr. Lei currently beneficially owned approximately 10.5% of all the issued and outstanding Shares of the Company, voting rights of which were delegated to Mr. David Xueling Li in August 2016. Mr. Li currently beneficially owned approximately 13.4% of all the issued and outstanding Shares of the Company, which, together with the voting rights of such Shares delegated to Mr. Li by Mr. Lei, represent approximately 73.3% of the aggregate voting power of the Company.

CUSIP No.	G9887Y 107	Page	6	of	8	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 965,928,668 Class A common shares and 297,982,976 Class B common shares outstanding as of March 31, 2018, as disclosed in the Company’s Form 20-F filed with the Commission on April 26, 2018, assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

 The information set forth below is hereby inserted as the last paragraph of Item 6 of the Mr. Li and YYME Original Filing and YY One Original Filing:

On June 30, 2018, YY One entered into the Forward Contract with Goldman Sachs International (“GS”), with respect to up to 890,000 ADSs (the “Number of Shares”).  Pursuant to the terms of the Forward Contract, which is subject to an ISDA Master Agreement, the 2006 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions, YY One delivered the Number of Shares to GS as collateral for YY One’s obligations under the Forward Contract on June 30, 2018. YY One can retain the voting rights and dispositive power with respect to all or a portion of such 890,000 ADSs if YY One elects for cash settlement under the Forward Contract.

The foregoing description is qualified in its entirety by reference to the terms of the Forward Contract (which includes a master confirmation, a supplemental confirmation and a security agreement) and is attached as exhibits hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Mr. Li and YYME Original Filing and YY One Original Filing is hereby amended and restated as follows:

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 27, 2018, by and between Mr. Lei, Top Brand Holdings Limited, Mr. Li, YYME and YY One (incorporated by reference to Exhibit A of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

B*	Deed of Voting Proxy and Power of Attorney dated August 17, 2016 between Mr. Lei, Top Brand Holdings Limited and Mr. Li (incorporated by reference to Exhibit B of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

C**†	Master Confirmation, dated as of June 30, 2018, between YY One and GS

D**†	Supplemental Confirmation, dated as of June 30, 2018, between YY One and GS

E**	Security Agreement, dated as of June 30, 2018, between YY One and GS

*	Previously filed.
**	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Commission.

CUSIP No.	G9887Y 107	Page	7	of	8	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018

/s/ David Xueling Li
David Xueling Li

YYME Limited
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

YY One Limited
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

Exhibit C

EXECUTION VERSION

*** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Commission.

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: * | Telex: * | Cable: *

Registered in England No. 2263951 | Registered Office As Above

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

Opening Transaction

To:	YY One Limited
A/C:	*
From:	Goldman Sachs International
Re:	Share Forward Transaction
Date:	June 30, 2018

Dear Sir(s):

The purpose of this communication (this “Master Confirmation”) is to set forth certain terms and conditions of the share forward transaction entered into on the Trade Date as specified below (the “Transaction”) between Goldman Sachs International (“Goldman”) and YY One Limited (“Counterparty”). The additional terms of the Transaction shall be set forth in (i) the Supplemental Confirmation in the form of Schedule A hereto (the “Supplemental Confirmation”), which shall reference this Master Confirmation and supplement, form a part of, and be subject to this Master Confirmation, and (ii) the Trade Notification in the form of Schedule B hereto (the “Trade Notification”), which shall reference the Supplemental Confirmation and supplement, form a part of, and be subject to such Supplemental Confirmation. This Master Confirmation, the Supplemental Confirmation and the Trade Notification together shall constitute a “Confirmation” as referred to in the Agreement specified below. Goldman is acting as principal in this Transaction. Goldman is not a member of the Securities Investor Protection Corporation.

1.       The definitions and provisions contained in the 2006 ISDA Definitions (the “2006 Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Master Confirmation. This Master Confirmation, the Supplemental Confirmation and the Trade Notification evidence a complete binding agreement between Counterparty and Goldman as to the subject matter and terms of the Transaction to which this Master Confirmation, the Supplemental Confirmation and the Trade Notification relate and shall supersede all prior or contemporaneous written or oral communications with respect thereto. For purposes of the Equity Definitions, the Transaction will be deemed to be a Share Forward Transaction.

2.       This Master Confirmation, the Supplemental Confirmation and the Trade Notification supplement, form a part of, and are subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”), as if Goldman and Counterparty had executed the Agreement on the date of this Master Confirmation (but without any Schedule, except for (i) the election of English law as the governing law, which shall also apply to any non-contractual obligations arising out of or in connection with the Agreement, and US Dollars (“USD”) as the Termination Currency, (ii) the election that subparagraph (ii) of Section 2(c) of the Agreement will not apply to the Transaction, (iii) the election that the “Cross Default” provisions of Section 5(a)(vi) of the Agreement shall apply to Counterparty and Goldman, with a “Threshold Amount” of USD 1,000,000 applicable to Counterparty and a “Threshold Amount” of three percent (3%) of the shareholders’ equity of The Goldman Sachs Group, Inc. as of the date hereof applicable to Goldman (provided that, as to both Counterparty and Goldman (a) the phrase “, or becoming capable at such time of being declared,” shall be deleted from clause (1) of such Section 5(a)(vi) of the Agreement, (b) “Specified Indebtedness” shall have the meaning specified in Section 14 of the Agreement, except that, in the case of Goldman, such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business and (c) the following sentence shall be added to the end thereof: “Notwithstanding the foregoing, an Event of Default shall not occur under either (1) or (2) above if (a) the event or condition referred to in (1) or the failure to pay referred to in (2) is caused by an error or omission of an administrative or operational nature, (b) funds were available to such party to enable it to make the relevant payment when due and (c) such payment is made within two Local Business Days after notice of such failure is given by such party.”), (iv) the election that the term “Specified Transaction” shall have the meaning specified in Section 14 of the Agreement except that, with respect to both Goldman and Counterparty, such term shall not include any “Transaction” under any other Master Confirmation between Goldman and Counterparty relating to shares owned by Counterparty, including, without limitation, the Shares (as defined herein); and (v) the provisions of Section 9 of this Master Confirmation below.

The Transaction hereunder shall be the sole Transaction under the Agreement.

All provisions contained or incorporated by reference in the Agreement are incorporated into and shall govern this Master Confirmation, the Supplemental Confirmation and the Trade Notification, except as expressly modified herein or in the Supplemental Confirmation. In the event of any inconsistency between this Master Confirmation, the Supplemental Confirmation, the Trade Notification, the Agreement, the Equity Definitions and/or the 2006 Definitions, as the case may be, the following will prevail in the order of precedence indicated: (i) the Trade Notification, (ii) the Supplemental Confirmation, (iii) this Master Confirmation, (iv) the Agreement, (v) the Equity Definitions and (vi) the 2006 Definitions.

3.       Set forth below are the terms and conditions that, together with the terms and conditions set forth in the Supplemental Confirmation and the Trade Notification, shall govern the Transaction.

General Terms:

Trade Date:	June 30, 2018.

Effective Date:	As specified in the Trade Notification, to be the Hedge Completion Date.

Seller:	Counterparty.

Buyer:	Goldman.

Shares:	The American Depositary Shares of Underlying Shares Issuer issued or deemed issued under the Deposit Agreement, each representing as of the day hereof 20 Underlying Shares (Ticker: “YY”).

Underlying Shares:	The Class A common shares of Underlying Shares Issuer, par value USD 0.00001 per Underlying Share.

Underlying Shares Issuer:	YY Inc., an exempted company incorporated under the laws of the Cayman Islands.

Deposit Agreement:	The Amended and Restated Deposit Agreement, dated as of May 21, 2018, by and among Underlying Shares Issuer, Depositary and the holders and beneficial owners of the Shares, as from time to time amended or supplemented in accordance with its terms, and the other agreements or other instruments constituting the Shares, as from time to time amended or supplemented in accordance with their terms.

2

Depositary:	Citibank N.A., or any successor thereto from time to time.

Components:	The Transaction will be divided into a number of individual Components equal in the aggregate to the Number of Components, each with the terms set forth in this Master Confirmation and the Supplemental Confirmation. The payments and deliveries to be made upon settlement of the Transaction will be determined separately for each Component as if such Component were a separate Transaction under the Agreement.

Initial Hedge Period:	The period commencing on, and including, the Hedge Period Commencement Date and ending on, and including, the Hedge Period Completion Date. Promptly following the Hedge Period Completion Date for the Transaction, Goldman shall deliver the Trade Notification to Counterparty.

Notwithstanding anything to the contrary in this Master Confirmation or the Equity Definitions, if the Hedge Period Completion Date for any Transaction occurs prior to the completion by Goldman or its agent or affiliate of the establishment of its initial Hedge Position with respect to the Number of Shares for the Transaction contemplated under the Supplemental Confirmation, Goldman shall reduce the Number of Shares and the Number of Components in respect of the Transaction such that the Number of Shares is equal to the number of Shares with respect to which Goldman or its agent or affiliate has established its initial Hedge Position in respect of the Transaction on or prior to the relevant Hedge Period Completion Date.

Hedge Period Commencement Date:	As specified in the Supplemental Confirmation.

Hedge Period Completion Date:	The earlier of (i) the Hedge Period Outside Date and (ii) the Scheduled Trading Day on which Goldman or its agent or affiliate completes the establishment of Goldman’s initial Hedge Position in respect of the Transaction.

Hedge Period Outside Date:	As specified in the Supplemental Confirmation.

Hedge Reference Price:	The amount in USD specified in the Trade Notification, to be equal to the volume weighted average price per Share at which Goldman or its agent or affiliate sold or caused to be sold Shares in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with establishing its initial Hedge Position with respect to the Transaction during the Initial Hedge Period.

Number of Components:	As specified in the Supplemental Confirmation, subject to provisions under “Initial Hedge Period”.

Maximum Number of Shares:	As specified in the Supplemental Confirmation.

Number of Shares:	The Maximum Number of Shares, subject to provisions under “Initial Hedge Period” and to further adjustment as provided herein.

3

Component Number of Shares:	For each Component, the Number of Shares divided by the Number of Components (rounded down to the nearest whole Share, with any remaining fractional Shares aggregated with any remaining fractional Shares from the other Components of the Transaction and allocated to the final Component of the Transaction) as specified in the Trade Notification, subject to pro rata adjustments as applicable in accordance with any adjustments to the Number of Shares.

Prepayment:	Applicable.

Variable Obligation:	Applicable.

Prepayment Amount:	For all Components of the Transaction, as set forth in the Trade Notification, to be the product of (i) the Hedge Reference Price, (ii) the Number of Shares and (iii) the Prepayment Percentage.

Prepayment Date:	The date that falls one Settlement Cycle following the Hedge Period Completion Date.

It shall be a condition to Goldman’s obligation to pay to Counterparty the Prepayment Amount on the Prepayment Date that Counterparty shall have satisfied (or caused to have satisfied) each of the conditions set forth in Section 5(a) of this Master Confirmation.

Prepayment Percentage:	As specified in the Supplemental Confirmation.

Forward Floor Price:	As specified in the Trade Notification, to be the product of (i) the Hedge Reference Price and (ii) the Forward Floor Percentage.

Forward Floor Percentage:	As specified in the Supplemental Confirmation.

Forward Cap Price:	As specified in the Trade Notification, to be the product of (i) the Hedge Reference Price and (ii) the Forward Cap Percentage.

Forward Cap Percentage:	As specified in the Supplemental Confirmation.

Settlement Currency:	USD (all amounts shall be converted to the Settlement Currency in good faith and in a commercially reasonable manner by the Calculation Agent).

Exchange:	The Nasdaq Global Market.

Related Exchange:	All Exchanges.

Valuation:

In respect of any Component:

Valuation Time:	As provided in Section 6.1 of the Equity Definitions.

Scheduled Valuation Date:	As specified in the Supplemental Confirmation.

4

Valuation Date:	The Scheduled Valuation Date (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already a Valuation Date for another Component hereunder); provided that, if that date is a Disrupted Day, the Valuation Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and is not or is not deemed to be a Valuation Date in respect of any other Component hereunder. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event (including, for the avoidance of doubt, a Regulatory Disruption) occurs on any Valuation Date, the Calculation Agent shall, in its commercially reasonable discretion, determine whether such Valuation Date is a Disrupted Day only in part, and in such case the Calculation Agent shall (i) adjust the number of Shares for the relevant Component for which such Disrupted Day shall be the Valuation Date, (ii) determine the Settlement Price for such Disrupted Day using a volume-weighted method based on eligible transactions (or Rule 10b-18 eligible transactions, as applicable) in the Shares on the Exchange on such Disrupted Day taking into account the nature and duration of such Market Disruption Event and (iii) designate the Scheduled Trading Day determined in the manner described above as the Valuation Date for the remaining number of Shares for such Component(s), with such adjustments based on, among other factors, the duration of any such Market Disruption Event and the volume, historical trading patterns and price of the Shares. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date hereunder.

If, as a consequence of Disrupted Days, the Valuation Date for any Component has not occurred prior to the ninth Scheduled Trading Day following the scheduled Valuation Date for such Component, then the Calculation Agent, in its good faith and commercially reasonable discretion, shall deem such ninth Scheduled Trading Day to be an Exchange Business Day that is not a Disrupted Day and determine the Settlement Price for such ninth Scheduled Trading Day using its good faith estimate of the value of the Shares on such ninth Scheduled Trading Day based on the volume, historical trading patterns and price of the Shares and such other factors as it deems appropriate.

Any Scheduled Trading Day on which, as of the date hereof, the Exchange is scheduled to close prior to its normal close of trading shall be deemed to not be an Exchange Business Day; if a closure of the Exchange prior to its normal close of trading on any Scheduled Trading Day is scheduled following the date hereof, then such Scheduled Trading Day shall be deemed to be a Disrupted Day in part.

Market Disruption Event:	The third and fourth lines of Section 6.3(a) of the Equity Definitions are hereby amended by deleting the words “during the one hour period that ends at the relevant Valuation Time” and replacing them with “at any time prior to the relevant Valuation Time”.

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Disrupted Day:	Without limiting the generality of Section 6.4 of the Equity Definitions, any Scheduled Trading Day on which a Regulatory Disruption occurs shall also constitute a Disrupted Day.

Regulatory Disruption:	In the event that Goldman concludes, in its reasonable judgment, based on advice of counsel, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures generally applicable in similar situations and applied in a non-discriminatory manner (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Goldman), for it to refrain from effecting transactions with respect to Shares on any Scheduled Trading Day or Days, Goldman may, by a prompt written notice to Counterparty, elect to deem that a Regulatory Disruption has occurred and will be continuing on such Scheduled Trading Day or Days.

5

Settlement Terms:

In respect of any Component:

Settlement Method Election:	Applicable; provided that (i) it shall be a condition of such election that Counterparty delivers an irrevocable written notice of such election to Goldman (a “Settlement Election Notice”), to be received by Goldman no later than the Settlement Method Election Date, setting forth the Electing Party’s election of Cash Settlement and Counterparty Representations set forth below, (ii) the same Settlement Method shall apply to all Components, and (iii) notwithstanding the applicability of Cash Settlement, Counterparty shall be deemed to have irrevocably elected that Physical Settlement be applicable if an Enforcement Event (as defined in the Security Deed (as defined below)) has occurred and is continuing.

Counterparty
Representations:	Any Settlement Election Notice specifying Cash Settlement or the Counterparty Early Termination Notice, as applicable, shall only be valid if it contains the following representations and warranties of Counterparty:

(i) as of the date of such Notice, Counterparty is not in possession of any material non-public information with respect to the Underlying Shares, the Shares and/or Underlying Shares Issuer;

(ii) it is not making an election set forth in such Notice to create actual or apparent trading activity in the Underlying Shares or Shares (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares) or to raise or depress or otherwise manipulate the price of the Underlying Shares or Shares (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares) or otherwise in violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii) it is making an election set forth in such Notice in good faith, and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and it has not entered into any hedging transactions related to the Underlying Shares or Shares, nor altered any previously entered hedging transaction corresponding to or offsetting the relevant Transaction; and

(iv) Counterparty, the Underlying Shares Issuer and its other affiliated purchasers (within the meaning of Rule 10b-18, as defined below) will comply with the applicable provisions set forth under Section 7(e) below during the applicable Relevant Period.

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Electing Party:	Counterparty.

Settlement Method Election Date:	For all Components of the Transaction, the date that is twenty (20) Scheduled Trading Days prior to the Scheduled Valuation Date specified for the first Component.

Default Settlement Method:	Physical Settlement.

Automatic Physical Settlement:	For all Components of the Transaction, if (i) (x) Counterparty has not elected Cash Settlement and (y) by 10:00 A.M., New York City time, on the Settlement Date, Counterparty has not effected delivery of the Number of Shares to be Delivered and (ii) the Collateral then held by the Collateral Custodian includes Shares with respect to which the Representation and Agreement set forth in Section 9.11 of the Equity Definitions are true and satisfied (or, in the absolute discretion of Goldman, Shares with respect to which such Representation and Agreement are not true or satisfied), then the delivery required by Section 9.2 of the Equity Definitions shall be effected, in whole or in part, as the case may be, by Counterparty requesting that Goldman agree to instruct the Collateral Custodian to transfer to Goldman a number of Collateral Shares equal to the Number of Shares to be Delivered or, if Goldman withholds its consent to Counterparty’s request or if Counterparty does not make such request, by Goldman exercising its right to Rehypothecate such Collateral Shares and applying those Shares in in discharge of Counterparty’s obligations to make such delivery to the extent of such Rehypothecated Collateral Shares.

Physical Settlement:	If applicable, then, on the Settlement Date for such Component, Counterparty will deliver to Goldman the Number of Shares to be Delivered for such Component.

Number of Shares to be Delivered:	As provided in Section 9.5 of the Equity Definitions; provided that, in respect of any Component, references to “Number of Shares” therein shall be read as references to the Component Number of Shares for such Component, subject to the provisions of “Valuation Date” above.

Settlement Date:	As provided in Section 9.4 of the Equity Definitions.

Settlement Price:	Notwithstanding Section 7.3 of the Equity Definitions and with respect to any Component of the Transaction, the VWAP Price for such Valuation Date; provided that, if Counterparty has validly elected Cash Settlement, the Settlement Price shall be the 10b-18 VWAP Price for such Valuation Date.

VWAP Price:	For any Scheduled Trading Day, the volume weighted average price per Share for the regular trading session (including any extensions thereof) of the Exchange on the Valuation Date for such Component (without regard to pre-open or after hours trading outside of such regular trading session for such Valuation Date), as published by Bloomberg at 4:15 p.m. New York time (or 15 (fifteen) minutes following the end of any extension of the regular trading session) on such Valuation Date, on Bloomberg page “YY <Equity> AQR” (or any successor thereto), or if such price is not so reported on such Valuation Date for any reason or is manifestly erroneous, as reasonably determined by the Calculation Agent based on a volume-weighted average method.

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10b-18 VWAP Price:	For any Scheduled Trading Day, the New York 10b-18 Volume Weighted Average Price per Share for the regular trading session (including any extensions thereof) of the Exchange on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Scheduled Trading Day, on Bloomberg page “YY <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such Scheduled Trading Day for any reason or is, in the Calculation Agent’s reasonable discretion, manifestly erroneous, such 10b-18 VWAP Price shall be as reasonably determined by the Calculation Agent based on a volume-weighted average method. For purposes of calculating the 10b-18 VWAP Price, the Calculation Agent will include only those trades that are reported during the period of time during which Underlying Shares Issuer could purchase Shares under Rule 10b-18(b)(2) and are effected pursuant to the conditions of Rule 10b-18(b)(3), each under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such trades, “Rule 10b-18 eligible transactions”).

Cash Settlement:	If applicable in the aggregate for all Components: for each Component, on the Scheduled Trading Day prior to the Scheduled Valuation Date specified for the first Component, Counterparty shall (i) repeat the Counterparty Representations to Goldman in writing (by reference to the circumstances then existing) and (ii) pay to Goldman an amount in USD equal to the product of:

(A) the Number of Shares to be Delivered (provided that solely for the purposes of this clause (A) references to “Settlement Price” in Section 9.5 of the Equity Definitions shall be read as references to the 10b-18 VWAP Price for the date two Scheduled Trading Days immediately preceding such Scheduled Valuation Date (or, if such day is not an Exchange Business Day, the immediately preceding Exchange Business Day)), multiplied by

(B) the 10b-18 VWAP Price for the date two Scheduled Trading Days immediately preceding such Scheduled Valuation Date (or, if such day is not an Exchange Business Day, the immediately preceding Exchange Business Day)

(such product, the “Cash Settlement Prepayment Amount”, for such Component).

On the Settlement Date for any Component, (x) if the Purchase Adjustment Amount for such Component is positive, as determined by the Calculation Agent, Goldman will pay to Counterparty an amount in USD equal to the Purchase Adjustment Amount and (y) if the Purchase Adjustment Amount for such Component is negative, as determined by the Calculation Agent, Counterparty will pay to Goldman an amount in USD equal to the absolute value of the Purchase Adjustment Amount.

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Purchase Adjustment Amount:	For each Component, the amount in USD equal to (x) the Cash Settlement Prepayment Amount for such Component minus (y) the product of (a) the Number of Shares to be Delivered for such Component multiplied by (b) the Settlement Price for such Component.

Excess Dividend Amount:	A reference to the Excess Dividend Amount shall be deleted from Sections 8.4(b) and 9.2(a)(iii) of the Equity Definitions.

Other Applicable Provisions:	To the extent Goldman is obligated to deliver Shares hereunder, the provisions of Sections 9.8, 9.9, 9.10 and 9.11 of the Equity Definitions will be applicable.

Share Adjustments:

In respect of any Component:

Method of Adjustment:	Calculation Agent Adjustment; provided, however that the Equity Definitions shall be amended by (i) replacing the words “a diluting or concentrative” in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the word “a material economic” and by adding the words “or the Transaction” after the words “theoretical value of the relevant Shares” in Sections 11.2(a), 11.2(c) and 11.2(e)(vii) and by adding the following words at the end of Section 11.2(e)(vii): “as result of a corporate action with respect to Underlying Shares Issuer, the Shares and/or the Underlying Shares”.

Extraordinary Dividend:	Any dividend or distribution on the Shares and/or the Underlying Shares other than any dividend or distribution of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii) of the Equity Definitions.

Extraordinary Dividend Adjustment:	If at any time during the period from and including the Trade Date, to and including the Valuation Date for the Component with the latest scheduled Valuation Date, an ex-dividend date for an Extraordinary Dividend occurs or is deemed to occur, then Goldman will make adjustments to any one or more of the Forward Floor Price, the Forward Cap Price, the Number of Shares, any Component Number of Shares and/or any other variable relevant to the exercise, settlement, payment or other terms of the Transaction (including, for the avoidance of doubt, so as to impose an obligation on Counterparty to make a payment) as it determines appropriate to account for the economic effect on the Transaction of such Extraordinary Dividend.

For all Components of the Transaction, if (i) (x) an amount is payable by Counterparty as a consequence of an Extraordinary Dividend Adjustment and (y) by 10:00 A.M., New York City time, on the due date of that payment, Counterparty has not effected such payment and (ii) the Collateral then held by the Collateral Custodian includes cash, then the payment required by Counterparty shall be effected, in whole or in part, as the case may be, by Goldman exercising its right to Rehypothecate such cash and applying it in discharge of Counterparty’s obligation to make such payment to the extent of such Rehypothecated cash.

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Extraordinary Events:

New Shares:	In the definition of “New Shares” in Section 12.1(i) of the Equity Definitions, the text in subsection (i) shall be deleted in its entirety and replaced with: “publicly quoted, traded or listed on any of the New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or their respective successors)”.

Consequences of Merger Events:

(a) Share-for-Share:	Modified Calculation Agent Adjustment.

(b) Share-for-Other:	Cancellation and Payment

(c) Share-for-Combined:	Component Adjustment

Determining Party:	Goldman

Tender Offer:	Applicable

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Modified Calculation Agent Adjustment.

(c) Share-for-Combined:	Modified Calculation Agent Adjustment

Determining Party:	Goldman

Consequences of
Announcement Events:	Modified Calculation Agent Adjustment as set forth in Section 12.3(d) of the Equity Definitions; provided that, in respect of an Announcement Event, references to “Tender Offer” shall be replaced by references to “Announcement Event” and references to “Tender Offer Date” shall be replaced by references to “date of such Announcement Event”. An Announcement Event shall be an “Extraordinary Event” for purposes of the Equity Definitions, to which Article 12 of the Equity Definitions is applicable. If an Announcement Event occurs, and notwithstanding anything herein to the contrary, Goldman shall (i) make such adjustments on the earliest to occur of (x) the Valuation Date, Early Termination Date or other date of cancellation or termination in respect of each Component or (y) the date on which the transaction described in such Announcement Event (as amended or modified) is cancelled, withdrawn, discontinued, otherwise terminated or results in a Merger Date or Tender Offer Date, as applicable, (ii) determine the cumulative economic effect on such Component of such Announcement Event, if any, and (iii) shall make such adjustments to the exercise, settlement, payment or any other terms of such Component as Goldman determines appropriate, in good faith and in a commercially reasonable manner.

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Announcement Event:	(i) The public announcement of any Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, and that (to the extent made by any other person than Underlying Shares Issuer or its subsidiaries) the Calculation Agent determines is reasonably likely to be completed (which determination may, for the avoidance of doubt, take into account the effect of such announcement on the market price of the Shares or options relating thereto) intention to enter into any transaction that, if completed, would constitute a Merger Event or Tender Offer, (ii) the public announcement by Underlying Shares Issuer or any of its subsidiaries of any acquisition where the aggregate consideration exceeds 25% of the market capitalization of Underlying Shares Issuer as of the date of such announcement (an “Acquisition Transaction”), (iii) the public announcement by Underlying Shares Issuer or any of its subsidiaries of an intention to solicit or enter into, or to explore strategic alternatives or other similar undertaking that may include a Merger Event, Tender Offer or Acquisition Transaction, or (iv) any subsequent public announcement of a change to a transaction or intention that is the subject of an announcement of the type described in clause (i), (ii), or (iii) of this sentence (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention, whether such announcement is made by Underlying Shares Issuer or a third party); provided that, for the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention.

For the avoidance of doubt, Announcement Event shall not include any announcement by or on behalf of Underlying Shares Issuer regarding the transactions described in (i) the press release exhibited to the Form 6-K filed with the SEC dated June 7, 2018 and (ii) the press release exhibited to the Form 6-K filed with the SEC dated March 8, 2018, where the Calculation Agent, acting in good faith and commercially reasonably, determines that such announcement(s) are consistent with Goldman’s commercially reasonable expectation with respect to the implementation of such transactions as of the Trade Date, which expectations are based on a commercially reasonable interpretation of the information publicly announced by the Underlying Shares Issuer or made publicly available by the Underlying Shares Issuer on the SEC’s EDGAR system, in each case, prior to the Trade Date.

Composition of Combined Consideration:	Not applicable; provided that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will, in its sole discretion, determine such composition.

Nationalization, Insolvency or Delisting:	Cancellation and Payment; provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

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Determining Party:	Goldman

Additional Disruption Events:

(i) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or announcement or statement of the formal or informal interpretation”; (ii) by adding the phrase “and/or Hedge Positions” after the word “Shares” in clause (X) thereof and (iii) adding the phrase “in the manner contemplated by the Hedging Party as set forth in Section 5(b) of the Master Confirmation” immediately following the word “Transaction” in clause (X) thereof; provided, further that (i) any determination as to whether (A) the adoption of or any change in any applicable law or regulation (including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute) or (B) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, and (ii) Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the parenthetical beginning after the word “regulation” in the second line thereof with the phrase “(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)”.

(ii) Failure to Deliver:	Not applicable.

(iii) Insolvency Filing:	Applicable.

(iv) Hedging Disruption:	Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is amended by:

(i)	inserting the following words at the end of Clause (A) thereof: “in the manner contemplated by the Hedging Party as set forth in Section 5(b) of the Master Confirmation”; and

(ii)	including the following at the end of such Section: “for the avoidance of doubt, the term “equity price risk” shall be deemed to include, but shall not be limited to, stock price and volatility risk, and, for the further avoidance of doubt, the transactions, assets and/or other Hedge Positions referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms;”; and

(ii)	Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words “to terminate the Transaction”, the words “or a portion of the Transaction affected by such Hedging Disruption”.

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*** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Commission

(v) Increased Cost of Hedging:	Applicable.

(vi) Loss of Stock Borrow:	Applicable.

Maximum Stock Loan Rate:	*** basis points.

(vii) Increased Cost of Stock Borrow:	Applicable.

Initial Stock Loan Rate:	*** (***) basis points.

For the avoidance of doubt, (i) a Loss of Stock Borrow and/or Increased Cost of Stock Borrow will occur only with respect to any Share with respect to which Counterparty has exercised its right to request delivery to the Collateral Account of any portion of the Rehypothecated Collateral pursuant to Section 6(b) of this Master Confirmation, to the extent that Goldman has delivered such Rehypothecated Collateral to the Collateral Account and does not exercise its right to Rehypothecate the Collateral, and (ii) if Goldman is not then permitted to exercise such right to use pursuant to Section 6(b) of this Master Confirmation, any Price Adjustment or amount paid by Counterparty pursuant to Section 12.9(b)(v) of the Equity Definitions will include, in addition to the rate to borrow Shares incurred by the Hedging Party, any balance sheet charges or funding costs incurred by Hedging Party on account of such event.

Hedging Party:	Goldman.

Determining Party:	Goldman.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable; provided that the definition of “Hedge Positions” in Section 13.2(b) of the Equity Definitions shall be amended by inserting the words “, unwind, termination” after the words “entry into” and before the words “or maintenance” in the first line.

Additional Acknowledgements:	Applicable.

Additional Termination Event(s):	Notwithstanding anything to the contrary in the Equity Definitions, if, as a result of an Extraordinary Event or an Additional Disruption Event, the Transaction would be cancelled or terminated (whether in whole or in part) pursuant to Article 12 of the Equity Definitions, an Additional Termination Event (with such terminated Transaction (or portions thereof) being the Affected Transaction and Counterparty being the sole Affected Party) shall be deemed to occur, and, in lieu of Sections 12.7, 12.8 and 12.9 of the Equity Definitions, Section 6 of the Agreement shall apply to such Affected Transaction.

In addition, it shall constitute an Additional Termination Event (with the Transaction outstanding hereunder being the Affected Transaction and Counterparty being the sole Affected Party) if Underlying Shares Issuer (x) terminates, repudiates or purports to terminate the Issuer Acknowledgment (as defined below) and/or (y) fails to comply with any of its covenants set forth therein and Goldman reasonably determines that such failure is material for the Transaction and/or any Hedging Activities in respect thereof.

Payment and Share Delivery Instructions:	As provided separately by the parties.

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4. Calculation Agent:	Goldman, provided that whenever Goldman, in its capacity as Calculation Agent, the Determining Party or otherwise, is required to act or to exercise judgment or discretion in any way with respect to the Transaction hereunder, including, without limitation, with respect to calculations, adjustments and determinations with respect to the Transaction, it will do so in good faith and in a commercially reasonable manner. Goldman shall, within five (5) Exchange Business Days of a written request by Counterparty, provide a written explanation of any such calculation, adjustment or determination, including where applicable a description of the basis therefor in reasonable detail (including any quotations, market data or information from external sources used in making such calculation, adjustment or determination, as the case may be, but without disclosing its confidential or proprietary models or other information that Goldman believes to be confidential, proprietary or subject to contractual, legal or regulatory obligations to not disclose such information, in each case, used by it in such calculation, adjustment or determination); provided that following the occurrence of an Event of Default of the type described in Section 5(a)(vii) of the Agreement with respect to which Goldman is the sole Defaulting Party and if the Calculation Agent fails to timely make any calculation, adjustment or determination required to be made by the Calculation Agent hereunder or to perform any obligation of the Calculation Agent hereunder and such failure continues for five (5) Exchange Business Days following notice to the Calculation Agent by Counterparty of such failure, Counterparty shall have the right to designate a successor calculation agent which shall be a nationally recognized third-party dealer in over-the-counter corporate equity derivatives.

5.	Matters Relating to the Purchase of Shares and Related Matters:

(a)	Conditions to Effectiveness. On or prior to each of the Trade Date and the Effective Date, Counterparty shall satisfy (or cause to be satisfied) each of the following:

(i)	Counterparty shall have complied with its obligations under Section 6(a) of this Master Confirmation to deliver the Collateral Shares to the Collateral Custodian, in accordance with all applicable requirements set forth therein;

(ii)	Counterparty shall have delivered to Goldman an executed letter agreement from Underlying Shares Issuer setting forth certain representations, warranties, acknowledgments and agreements regarding the Transaction, in form and substance satisfactory to Goldman (the “Issuer Acknowledgment”);

(iii)	Counterparty shall have delivered to the Depositary, Underlying Shares Issuer and the share registrar for the Underlying Shares all legal opinions, representation letters and other documentation requested by any of them in connection with Counterparty satisfying its obligations under clause (i) above and the other transactions contemplated hereby, in each case, in the form previously provided to Goldman with a reasonable opportunity to comment thereon;

(iv)	Goldman shall have received: (A) a legal opinion of Latham & Watkins, legal advisers to Goldman as to English law, substantially in the form agreed by Goldman and (B) a legal opinion of Walkers, legal advisers to Goldman as to British Virgin Islands law, substantially in the form agreed by Goldman, including all appropriate opinions confirming that the Security Interests granted to Goldman hereunder constitutes a valid, perfected, first priority Security Interest in favor of Goldman, in form and substance satisfactory to Goldman;

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(v)	Counterparty shall have delivered to Goldman a copy of the constitutional documents of Counterparty, including its memorandum and articles of association, certificate of incorporation, certificate on change of name (if any), register of directors, register of charges (if any) and register of members, as well as such other notices, forms or other documents required to be given under the Security Deed;

(vi)	Counterparty shall have delivered to Goldman a copy of a resolution of the directors of Counterparty approving the terms of, and the transactions contemplated by, this Master Confirmation, the Supplemental Confirmation and the Trade Notification and resolving that it execute such documents;

(vii)	Counterparty shall have delivered to Goldman a certificate of Counterparty (signed by a director) certifying that each copy document relating to it specified in this Section 5(a) is correct, complete and in full force and effect as at a date no earlier than the Trade Date;

(viii)	Counterparty shall have delivered to Goldman a certificate of incumbency issued by the registered agent of Counterparty dated not more than ten Business Days before the Trade Date;

(ix)	Counterparty shall have delivered to Goldman a copy of a resolution of the directors of the Underlying Shares Issuer approving the terms of the Issuer Acknowledgement and resolving that it execute such document;

(x)	Counterparty shall have delivered to Goldman a copy of a certificate of good standing of the Underlying Shares Issuer;

(xi)	Counterparty shall have delivered to Goldman evidence that Counterparty’s process agent referred to in this Master Confirmation has accepted its appointment; and

(xii)	Counterparty shall have paid to Goldman such fees and expenses as set forth in the Supplemental Confirmation.

Counterparty represents and warrants to Goldman as of the Trade Date that the conditions set forth in this Section 5(a) above have been satisfied.

(b)	Agreements and Acknowledgments Regarding Shares. The parties intend that this Master Confirmation constitutes a “Preliminary Agreement” with respect to the Transaction and that this Master Confirmation, together with the Supplemental Confirmation and the Trade Notification, constitutes a “Final Agreement” for the Transaction, each such term as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the SEC staff (the “Staff”) to which the Staff responded in an interpretive letter dated December 20, 1999 and the letter dated November 30, 2011 submitted by Robert Plesnarski and Glen Rae to the Staff to which the Staff responded in an interpretive letter dated December 1, 2011 (the “Interpretive Letters”). In connection with the Transaction hereunder, Counterparty agrees and acknowledges that Goldman will sell (or cause its affiliates to sell), pursuant to Rule 144, a number of (i) Collateral Shares or Shares borrowed from Counterparty or (ii) in case Counterparty exercises its rights pursuant to Section 6(b) of this Master Confirmation, Shares borrowed from third parties, equal to the Number of Shares, and each of Goldman and Counterparty currently believes that the Shares (up to such Number of Shares) delivered by Counterparty to Goldman pursuant to the Transaction may be used by Goldman to settle such sales or close out open Share borrowings created in the course of Goldman’s hedging activities related to its exposure under the Transaction without further registration under the Securities Act. Accordingly, Counterparty agrees that, subject to Section 5(c) below, any Shares that it delivers to Goldman hereunder will not bear a restrictive legend and that such Shares will be deposited in, and the delivery thereof, shall be effected through the facilities of, the Clearance System.

(c)	Securities Laws Matters. Notwithstanding anything to the contrary herein, in the Agreement or in the Equity Definitions, if Goldman determines in its sole discretion, based on advice of counsel, that any

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Shares or Underlying Shares delivered or to be delivered to Goldman by Counterparty in respect of the Transaction may not be used to close out open Share borrowings created in the course of Goldman’s hedging activities related to its exposure under the Transaction as described in Section 5(b) above for any reason (including, without limitation, a change in law or a change in the policy of the U.S. Securities and Exchange Commission (“SEC”) or the Staff or because Goldman does not have an open Share borrowing of a sufficient number of Shares), then any required delivery of Shares or Underlying Shares, as applicable (the “Restricted Shares”), by Counterparty shall be effected pursuant to the following paragraph, unless waived by Goldman.

Any delivery of Restricted Shares by Counterparty to Goldman (a “Private Placement Settlement”) shall be effected in accordance with customary private placement procedures with respect to such Restricted Shares reasonably acceptable to Goldman. On the date of such delivery, Counterparty shall not have taken, or caused to be taken, any action that would make unavailable the “Section 4(1½)” exemption from Securities Act registration for the private placement by Goldman (or its affiliate) of such Restricted Shares. Counterparty and Goldman (or its affiliate) shall execute an agreement containing customary representations, covenants, indemnities to Goldman (or such affiliate), opinions and certificates, and such other documentation as is customary for private placements of equity securities, all reasonably acceptable to Goldman. In the case of a Private Placement Settlement, the Calculation Agent may adjust the number of Restricted Shares to be delivered to Goldman (or its designee) hereunder in a commercially reasonable manner to reflect the fact that such Restricted Shares may not be freely returned to securities lenders by Goldman (or its designee) and may only be saleable by Goldman (or such designee) at a discount to reflect the lack of liquidity in Restricted Shares. Notwithstanding the Agreement or this Master Confirmation, the date of delivery of such Restricted Shares shall be the Clearance System Business Day following notice by Goldman to Counterparty of the number of Restricted Shares to be delivered pursuant to this paragraph.

6.	Collateral

(a)	It shall be a condition precedent to the obligations of Goldman under this Master Confirmation that, on or prior to the date of this Master Confirmation, the Counterparty shall:

(i)	establish and maintain a securities custody account in London at Goldman Sachs International (the “Collateral Custodian”) in the name of Counterparty in accordance with the terms of an English law governed custody agreement (the “Custody Agreement”) having account number * (together with any associated cash and/or securities accounts, the “Collateral Account”);

(ii)	create security over all of its rights, title and interest in the Collateral Account and all securities, cash and other assets standing to the credit thereof (the “Collateral”) from time to time pursuant to an English law governed security deed (the “Security Deed”) for the benefit of Goldman (and the Security Deed, the Custody Agreement and this Confirmation together being the “Transaction Documents”), and each such Transaction Document shall have become unconditional in accordance with its terms and be in full force and effect to the satisfaction of Goldman; and

(iii)	have delivered to the Collateral Custodian a number of Shares in book-entry form (which are registered in the name of DTC’s nominee, maintained in the form of book entries on the books of DTC and allowed to be settled through DTC’s regular book-entry settlement services) without any restrictive legend equal to the Maximum Number of Shares (the “Collateral Shares”) by the crediting of such Collateral Shares, accompanied by any required transfer tax stamps, to a securities account of the Collateral Custodian at The Depository Trust Company and the crediting by the Collateral Custodian of such Collateral Shares to the Collateral Account, over which security has been granted for the benefit of Goldman pursuant to the Security Deed.

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(b)	Counterparty acknowledges, pursuant to the terms of the Security Deed, that Goldman has the right to use and dispose of as if it were the owner (“Rehypothecate”) of any Collateral; provided that Counterparty may by written notice to Goldman request delivery to the Collateral Account of a number of Shares equal to the number of Shares comprising all or any portion of the Rehypothecated Collateral, in which case Goldman shall deliver such number of Shares to the Collateral Account within 15 Exchange Business Days of receiving such notice and shall not exercise its right to Rehypothecate such Collateral; provided, further that no such notice may be delivered, and if any such notice has been delivered, it shall lapse and cease to have any effect (such that Goldman shall have the right to Rehypothecate the Collateral) (x) during the period beginning on and including the fifteenth Scheduled Trading Day prior to the first Scheduled Valuation Date for any Transaction and ending on and including the final Valuation Date with respect to such Transaction or (y) following delivery of a Counterparty Early Termination Notice. Counterparty acknowledges that any such request by it could lead to an Additional Disruption Event, which may result in an adjustment to the terms of, or termination of, the Transaction pursuant to Article 12 of the Equity Definitions. Upon the occurrence or effective designation of an Early Termination Date, the obligation of Goldman to return Rehypothecated Collateral by delivering to the Collateral Account a number of Shares equal to the number of Shares comprising the Rehypothecated Collateral shall be terminated and replaced by an obligation to pay an amount equal to the value of such number of Shares (as determined in accordance with clause 13.3 (Valuation) of the Security Deed), and the amount of such obligation shall be deemed to be an Unpaid Amount due to Counterparty for the purposes of Section 6(e) of the Agreement.

(c)	The provisions of the Security Deed constitute a Credit Support Document with respect to Counterparty. The Transaction shall be disregarded for purposes of determining Exposure under any Credit Support Annex between the parties and any Collateral delivered to or received by Goldman under the Transaction Documents shall constitute neither Posted Collateral nor an Independent Amount under any such Credit Support Annex.

(d)	During the term of the Transaction hereunder, all cash and non-cash proceeds of the Collateral, including, without limitation, any dividends, interest and other distributions on the Collateral, received by Goldman or the Collateral Custodian shall be credited to the Collateral Account (or, if the Collateral has been Rehypothecated, Goldman will deliver to the Collateral Custodian, to be credited to the Collateral Account, the amount that would have been received by Goldman or the Collateral Custodian in respect of such Rehypothecated Collateral but for such Rehypothecation by Goldman). Any proceeds of the Collateral that are received by Counterparty shall be received in trust for the benefit of Goldman, shall be segregated from other property of Counterparty and shall immediately be delivered over to the Collateral Custodian to be credited to the Collateral Account to be held as Collateral in the same form as received or in such other manner as Goldman may instruct (with any necessary endorsement). Counterparty may by written notice to Goldman request that Goldman instruct the Collateral Custodian to permit the withdrawal by Counterparty from the Collateral Account cash dividends comprised in the Collateral credited to the Collateral Account, provided that Goldman shall be obliged to provide its consent and instruct the Collateral Custodian accordingly only if (i) an Event of Default or Potential Event of Default in respect of Counterparty has not occurred and (ii) Goldman is satisfied that such cash dividends constitute excess financial collateral for the purposes of the U.K. Financial Collateral Arrangements (No. 2) Regulations 2003.

(e)	Counterparty agrees with Goldman that, if, on any date, Shares would otherwise be deliverable by Counterparty to Goldman under the terms of this Transaction (such number, the “Deliverable Counterparty Number of Shares”) and by Goldman to Counterparty as a result of Goldman’s obligation to deliver a number of Shares equal to the number of Shares comprising the Rehypothecated Collateral to the Collateral Account (to the extent the value of such Shares has not otherwise been subject to close-out netting in accordance with the U.K. Financial Collateral Arrangements (No. 2) Regulations 2003) (such number, the “Deliverable Number of Rehypothecated Shares”), then, on such date:

(i)	Goldman shall determine the value (such value, the “Cash Value”) of a number of Shares that is equal to the lower of the Deliverable Counterparty Number of Shares and the Deliverable Number of Rehypothecated Shares (such lower number of Shares, the “Terminated Number of Shares”);

(ii)	Goldman’s obligation to deliver the Deliverable Number of Rehypothecated Shares on such date shall be reduced by a number of Shares equal to the Terminated Number of Shares (but not less than 0), and Goldman shall be obliged to pay to Counterparty on such date an amount in USD equal to the Cash Value;

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(iii)	the aggregate number of Shares that Counterparty is required to deliver on such date shall be reduced by a number of Shares equal to the Terminated Number of Shares (but not less than 0), and Counterparty shall be obliged to pay to Goldman on such date an amount in USD equal to the Cash Value;

(iv)	the obligations of Goldman and Counterparty to make the payments described in paragraphs (ii) and (iii) respectively shall be discharged by set-off against each other;

(v)	if the Deliverable Counterparty Number of Shares exceeds the Terminated Number of Shares, Counterparty shall deliver to Goldman such excess number of Shares on such date; and

(vi)	if the Deliverable Number of Rehypothecated Shares exceeds the Terminated Number of Shares, Goldman shall deliver to Counterparty such excess number of Shares on such date.

(f)	[Reserved].

(g)	Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in a manner acceptable to Goldman (including with respect to applicable securities laws) as necessary to cause such requirement to be met. The occurrence of a Collateral Event of Default shall constitute an Event of Default under the Agreement with respect to Counterparty. “Collateral Event of Default” means, at any time, the occurrence of either of the following: (A) subject to Section 6(b) above, failure of the Collateral (for the avoidance of doubt, including for such purpose any Rehypothecated Collateral) to include a number of Shares at least equal to the aggregate Number of Shares in respect of all Transactions then outstanding or (B) failure of the Security Interests granted pursuant to the Transaction Documents to constitute valid and perfected Security Interests in all of the Collateral, subject to no prior, equal or junior Security Interest, or, in each case, assertion of such by Counterparty or a determination of such by the Calculation Agent (other than any Security Interest created pursuant to the Custody Agreement).

(h)	The inability of Goldman to acquire, receive or exercise rights with respect to Collateral Shares at any time as a result of an Excess Ownership Position (as defined in Section 9(h) below) shall not preclude Goldman from taking such action at a later time when no Excess Ownership Position is then existing or would result under this Master Confirmation. Notwithstanding any provision of this Master Confirmation to the contrary, Goldman shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Collateral Shares that Goldman is not entitled to exercise any other remedies in respect of at any time until such time as Goldman is permitted to exercise such remedies in respect thereof pursuant to the limitations set forth in Section 9(h).

(i)	Counterparty will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to the Collateral, or income or distributions in respect of the Collateral, upon becoming aware of the same. This obligation shall apply equally to any taxes, assessments or charges in respect of income recognized by Counterparty in relation to a Rehypothecation of Shares. Any such taxes, assessments or charges shall not be an “Indemnifiable Tax” for purposes of Section 14 of the Agreement. Accordingly, for the avoidance of doubt, any proceeds or other amounts paid or credited to Counterparty in respect of the Collateral (including any Rehypothecated Collateral) shall be net of any applicable withholding taxes. Counterparty agrees to promptly deliver to Goldman copies of any notices and other communications received by it in respect of the Collateral Shares. Notwithstanding anything to the contrary elsewhere in the Agreement or herein, all payments and all deliveries of Collateral, or income or distributions in respect of Collateral, pursuant to the Agreement or this Master Confirmation shall be made and the value of any Collateral, or income or distributions in respect of Collateral, shall be calculated net of any and all present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority in respect thereof.

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7.	Representations, Warranties and Covenants:

(a)	In connection with this Master Confirmation, the Supplemental Confirmation, the Trade Notification and any other documentation relating to the Agreement, each party to this Master Confirmation represents and acknowledges to the other party on the date hereof and on the Trade Date that:

(i)	it is an “accredited investor” as defined in Section 2(a)(15)(ii) of the Securities Act and is entering into the relevant Transaction as principal and not for the benefit of any third party; and each party acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof. Accordingly, Goldman represents and warrants to Counterparty that (w) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment, (x) it is an “accredited investor” as that term is defined under Regulation D under the Securities Act, (y) it will purchase the Transaction for investment and not with a view to the distribution or resale thereof in a manner that would violate the Securities Act, and (z) the disposition of the Transaction is restricted under this Master Confirmation, the Securities Act and state securities laws; and

(ii)	it is an “eligible contract participant” as defined in Section 1a of the Commodity Exchange Act, as amended (the “CEA”), and this Master Confirmation, the Supplemental Confirmation, the Trade Notification and the Transaction are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a of the CEA.

(b)	Counterparty represents and warrants to, and agrees with, Goldman as of the date hereof, the Trade Date and the Effective Date that:

(i)	it is not entering into this Master Confirmation or the Supplemental Confirmation or the Trade Notification on the basis of, and is not aware of, any material nonpublic information concerning Underlying Shares Issuer, the Underlying Shares and/or the Shares;

(ii)	it is not entering into this Master Confirmation or the Supplemental Confirmation or the Trade Notification (x) to create actual or apparent trading activity in the Underlying Shares or Shares (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares) or to raise or depress or otherwise manipulate the price of the Underlying Shares or Shares (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares), (y) in anticipation of, in connection with, or to facilitate, a distribution of Shares, Underlying Shares or any other securities of Underlying Shares Issuer (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares) or any tender offer by it or any third-party for any Shares, Underlying Shares or any other securities of Underlying Shares Issuer (or any security convertible into or exchangeable or exercisable for Underlying Shares or Shares) or (z) otherwise in violation of the Exchange Act;

(iii)	it is entering into this Master Confirmation and the Supplemental Confirmation and the Trade Notification in good faith, not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act, and it has not entered into or altered any of its hedging transaction relating to the Underlying Shares or Shares corresponding to or offsetting the relevant Transaction;

(iv)	(x) it is not and, after giving effect to the Transaction contemplated hereby, will not be required to, register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, and (y) during the term of the Transaction hereunder it will not take any action that would cause it to become required to, or otherwise permit Counterparty to become required to, register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(v)	it shall, upon obtaining knowledge of the occurrence of any event that would, with the giving of notice, the passage of time or the satisfaction of any condition, constitute an Event of Default, a Potential Event of Default, a Termination Event in respect of which it is an Affected Party, a Potential Adjustment Event, an Extraordinary Event or an Additional Disruption Event, notify Goldman within one Scheduled Trading Day of its obtaining knowledge of such occurrence, unless providing such notice would, in the reasonable judgment of Counterparty, be deemed to constitute material non-public information with respect to Shares, the Underlying Shares or the Underlying Shares Issuer, in which case Counterparty shall not be obligated to provide such notice;

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(vi)	[reserved];

(vii)	none of the transactions contemplated hereby (including, without limitation, (A) any purchases or sales of Shares in connection with Goldman’s (or any of its affiliates’) hedging or hedge unwind activities with respect to the Transaction and (B) the settlement of the Transaction, whether by Physical Settlement, early termination or otherwise, including, for the avoidance of doubt, upon the Counterparty Early Termination) will violate or conflict with, or result in a breach of, or constitute a default under (whether as a result of its characterization as a derivative product or otherwise) (1) any corporate policy of Underlying Shares Issuer or other rules or regulations of Underlying Shares Issuer (including, but not limited to, Underlying Shares Issuer’s window period policy), any stockholders’ agreement, lockup agreement, registration rights agreement, confidentiality agreement, co-sale agreement or any other agreement binding on Counterparty or affecting Counterparty or any of its assets (including, without limitation, the Collateral Shares) or (2) (x) the certificate of incorporation or by-laws (or any equivalent documents) of Counterparty, (y) any agreement or instrument to which Counterparty is a party or by which Counterparty or any of its properties or assets is bound, or (z) any statute, rule or regulation applicable to, or any order of any court or governmental agency with jurisdiction over, Counterparty or Counterparty’s assets or properties, assuming Goldman Sachs Lending Partners LLC has delivered all notices and taken all other steps which it is required to do under the Settlement Agreement dated on or about the date of this Master Confirmation between, among others, Goldman, Counterparty and Goldman Sachs Lending Partners LLC;

(viii)	Counterparty is capable of assessing the merits of and understanding the consequences of the Transaction (on Counterparty’s own behalf or through independent professional advice and has taken independent legal advice in connection with the Transaction), and understands and accepts, the terms, conditions and risks of the Transaction. Counterparty is acting for its own account, and has made its own independent decision to enter into the Transaction and as to whether the Transaction is appropriate or proper based upon Counterparty’s own judgment and upon advice from such legal, tax, accounting or other advisors as Counterparty has deemed necessary. Counterparty is not relying on any communication (written or oral) from Goldman as tax, accounting or legal advice or as a recommendation to enter into the Transaction; it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered to be tax, legal or accounting advice or a recommendation to enter into the Transaction. Any tax, legal or accounting advice or opinions of third party advisers which Goldman has provided to Counterparty in connection with the Transaction has been provided to Counterparty for informational or background purposes only, it is not the basis on which Counterparty enters into the Transaction and will be independently confirmed by Counterparty or Counterparty’s advisors prior to entering into the Transaction. No communication (written or oral) received from Goldman will be deemed to be an assurance or guarantee as to the expected results of the Transaction;

(ix)	Goldman is not acting as a fiduciary for or an adviser to Counterparty in respect of the Transaction;

(x)	Counterparty is a BVI business company with limited liability incorporated in the British Virgin Islands with the name set forth on the first page of this Master Confirmation; and

(xi)	(x) Counterparty is currently, and in the past has been, in compliance with its reporting obligations, to the extent applicable, under Sections 13(d) and (g) of the Exchange Act with respect to the Shares and Underlying Shares; (y) Counterparty shall comply with all reporting requirements, to the extent applicable, applicable to it with respect to the Shares and the Transaction under Section 13(d) and, if applicable, Section 16 of the Exchange Act; and (z) without limiting the generality of the foregoing, on or promptly following the Trade Date for the Transaction hereunder, Counterparty shall make any amendment to its Schedule 13D filing with respect to the Shares and/or Underlying Shares, to the extent required under Section 13(d) of the Exchange Act in connection with the Transaction, substantially in the form provided to Goldman prior to such Trade Date with a reasonable opportunity to comment thereon;

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(xii)	no winding up order has been granted, no winding up petition has been presented to a competent court and no resolution has been passed for the appointment of a liquidator at the time of or prior to the entry into of this Master Confirmation or the settlement of the Transaction;

(xiii)	Counterparty is not a U.S. Entity ("U.S. Entity" means an entity (x) domiciled or incorporated in the United States of America or (y) domiciled outside of the United States of America but managed, in whole or in part, from within the United States of America);

(xvi)	Counterparty is not a U.S. person (as defined in Rule 902(k) of Regulation S);

(xv)	Counterparty is not on the Trade Date, and during the Relevant Period (as defined below) will not become, a Regulation X Entity (for this purpose “Regulation X Entity” means a United States person or foreign persons controlled by or acting on behalf of or in conjunction with United States persons who obtain credit outside the United States to purchase or carry United States securities, or within the United States to purchase or carry any securities (in each case as defined in Regulation X (as supplemented or amended from time to time), issued by the Board of Governors of the Federal Reserve System, United States 12 C.F.R. Part 224);

(xvi)	Counterparty is not, and will not any time during the term of the Transactions be, engaged in insider dealing, unlawful disclosure of inside information, market manipulation or any other form of market abuse contemplated by EU Regulation 596/2014 (the “Market Abuse Regulation”) or implementing measure thereunder or any comparable legislation or regulation in any applicable jurisdiction;

(xv)	Counterparty is not entering into the Transactions on the basis of inside information (as contemplated by Article 7(1) of the Market Abuse Regulation or implementing measure thereunder or as contemplated by any comparable legislation in any applicable jurisdiction) and Counterparty will not at any time during the term of the Transactions disclose any such inside information to Goldman in its capacity as counterparty to the Transactions;

(xvi)	Counterparty is not, and will not any time during the term of the Transactions be, engaged in insider dealing for the purposes of the UK Criminal Justice Act 1993, any regulation thereunder or any comparable legislation in any applicable jurisdiction; and

(xvii)	Counterparty does not, and will not at any time during the term of the Transactions, have any employees.

(c)	Counterparty represents and warrants to Goldman as of the date hereof, and as of any date on which (i) Counterparty makes any delivery of Collateral under the Security Deed, (ii) Counterparty makes any payment to Goldman pursuant to “Cash Settlement” above or Section 9(b) or 9(c) of this Master Confirmation, or (iii) Counterparty makes a delivery of Shares in connection with Physical Settlement of any Component or pursuant to Section 9(b) of this Master Confirmation, that (A) Counterparty has the ability to pay its debts and obligations as such debts mature, does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature, and (B) Counterparty is not or will not be insolvent at the time the Transaction was consummated, and was not or will not be rendered insolvent or will not be insolvent as a result thereof. Counterparty has not engaged and will not engage in any business or transaction with Goldman after which the property remaining with Counterparty was or will be unreasonably small in relation to its business.

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(d)	Counterparty has filed or caused to be filed all material tax returns that are required to be filed by Counterparty in a Relevant Jurisdiction, and has paid all material taxes shown to be due and payable on said returns or on any assessment made against Counterparty or any of Counterparty’s property and all other material taxes, assessments, fees, liabilities or other charges imposed on Counterparty or any of Counterparty’s property by any governmental authority.

(e)	At all times during the Relevant Period (as defined below), Counterparty will not, and will not permit any of its controlled affiliates and/or the Principal to, other than through Goldman or with the prior written consent of Goldman (acting in good faith and in a commercially reasonable manner), directly or indirectly (including, without limitation, by means of a derivative instrument):

(i)	purchase, offer to purchase, place any bid or limit order that would effect a purchase of, or announce or commence any tender offer relating to, any Underlying Shares or Shares (or equivalent interest, including a unit of beneficial interest in a trust or limited partnership or a depository share), listed contracts on the Underlying Shares or Shares or any security convertible into or exercisable or exchangeable for the Underlying Shares or Shares, whether any such transaction described above is to be settled by delivery of Underlying Shares, Shares or such other securities, in cash or otherwise; provided that this paragraph shall not limit acquisition of Shares or options thereon pursuant to employee incentives plans of the Underlying Shares Issuer (including exercise of employee stock options or the vesting of restricted stock or stock units); or

(ii)	(x) offer, pledge, sell, contract to sell, sell any call option or other right or warrant to purchase, purchase any put option, lend, or otherwise transfer or dispose of, directly or indirectly, any Underlying Shares or Shares or any securities convertible into or exercisable or exchangeable for Underlying Shares or Shares, or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Underlying Shares or Shares, whether any such transaction described in this clause (ii) is to be settled by delivery of Underlying Shares, Shares or such other securities, in cash or otherwise.

“Relevant Period” means, (i) the period from, and including, the Trade Date to, and including, the date 45 calendar days immediately following the Trade Date, (ii) the period from, and including, the date that is twenty (20) Scheduled Trading Days prior to the scheduled Valuation Date specified for the first Component to, and including, the date of final settlement with respect to the Transaction and (iii) if an Early Termination Date has occurred or been designated with respect to the Transaction or portion thereof a commercially reasonable period of time to unwind the Hedging Party’s Hedge Positions with respect to the Transaction or such portion, as notified by Goldman to Counterparty.

In addition, if Counterparty has validly elected Cash Settlement or has elected the procedures set forth in Section 9(c) of this Master Confirmation, at all times during the periods set forth in clauses (ii) and (iii) of the definition of Relevant Period above, as applicable:

(x)	Counterparty will not, and will cause any affiliated purchaser (as defined in Rule 10b-18 under the Exchange Act (“Rule 10b-18”)) not to, without the prior written consent of Goldman (acting in good faith and in a reasonable manner) directly or indirectly purchase any Shares or Underlying Shares (including by means of a derivative instrument), listed contracts on the Shares or Underlying Shares or securities that are convertible into, or exchangeable or exercisable for Shares or Underlying Shares (including, without limitation, any Rule 10b-18 purchases of blocks (as defined in Rule 10b-18)); and

(y)	the Shares and Underlying Shares will not to be subject to a “restricted period” (as defined in Regulation M promulgated under the Exchange Act).

Without limitation of the foregoing, Counterparty has not and will not enter into agreements for any structured share purchase or sale transactions or where any initial hedge period, calculation period, relevant period, expiration period or settlement valuation period (each however defined) in such other transaction will overlap at any time (including as a result of extensions in such initial hedge period, calculation period, relevant period, expiration period or settlement valuation period as provided in the relevant agreements) with the Relevant Period or any portion thereof. In the event that the initial hedge period, relevant period, calculation period, expiration period or settlement valuation period in any other similar transaction overlaps with the Relevant Period or any portion thereof as a result of any postponement of a Valuation Date pursuant to “Valuation Date” above, as the case may be, Counterparty shall promptly amend such transaction to avoid any such overlap.

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8.	Additional Representations, Warranties and Covenants with Respect to the Shares. As of the Trade Date and the Effective Date:

(a)	Counterparty represents that (x) its holding period (calculated in accordance with Rule 144) with respect to the Underlying Shares represented by the Collateral Shares pledged in respect of the Transaction commenced more than 12 months prior to the Trade Date and (y) the number of Shares available for distribution under a registration statement on Form F-6 in connection with the Transaction is at least equal to the Number of Shares for the Transaction;

(b)	(x) except as notified by Counterparty to Goldman on or prior to the Trade Date, Counterparty represents that none of Counterparty, any person who would be considered to be the same “person” (as such term is used in Rule 144(a)(2)) as Counterparty or “act[ing] in concert” with Counterparty (as such term is used in Rule 144(e)(3)(vi)) or any person with whom sales by Counterparty would be aggregated under Rule 144(e) has sold any Shares or Underlying Shares (or securities convertible into or exchangeable or exercisable for Shares or Underlying Shares, or, in each case, security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Shares or Underlying Shares (or securities convertible into or exchangeable or exercisable for Shares or Underlying Shares, or, in each case, security entitlements in respect thereof) during the preceding three (3) months prior to the Trade Date or pledged, or defaulted in an obligation secured by a pledge of, any Shares or Underlying Shares (or, in either case, security entitlements in respect thereof) at any time prior to the Trade Date and (y) Counterparty agrees that none of Counterparty or any such person will engage in such actions on or prior to the Settlement Date;

(c)	Counterparty represents that it does not know or have any reason to believe that Underlying Shares Issuer has not complied with the reporting requirements contained in Rule 144(c)(1);

(d)	Counterparty acknowledges and agrees that (x) the entering into of the Transaction will constitute a “sale” of the Number of Shares thereunder for purposes of Rule 144 and (y) Counterparty has transmitted or will transmit a Form 144 for filing with the SEC contemporaneously with or prior to the Trade Date, all in the manner contemplated by Rule 144(h), and agrees to provide a draft of such Form 144 to Goldman, which shall be reasonably acceptable to Goldman, prior to filing;

(e)	Counterparty represents that (x) it has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy any Shares or Underlying Shares in anticipation of or in connection with any short sales of Shares or Underlying Shares which Goldman or its agent or affiliate effects or has effected in establishing Goldman’s initial Hedge Positions with respect to the Transaction and (y) it has not made, will not make, and has not arranged for, any payment to any person in connection with the short sales of Shares or Underlying Shares which Goldman or its agent or affiliate effects or has effected in establishing Goldman’s initial Hedge Positions with respect to the Transaction;

(f)	[reserved];

(g)	Counterparty (x) has not sold any Shares or Underlying Shares pursuant to an effective registration statement at any time during the thirty (30) Exchange Business Days prior to or following any day during the Initial Hedge Period and (y) has not exercised any rights under any registration rights agreement to cause a registration statement to be filed with respect to any Shares or Underlying Shares at any time during the thirty (30) Exchange Business Days prior to or following any day during the Initial Hedge Period.

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9.	Miscellaneous: (a) [Reserved].

(b)	Counterparty Early Termination Notice. Notwithstanding anything to the contrary in this Master Confirmation, the Equity Definitions or the Agreement, Counterparty may deliver notice (the “Counterparty Early Termination Notice”) to Goldman that satisfies the requirements set forth in this Section 9(b) that the Transaction (in whole and not in part) will be terminated pursuant to this Section 9(b) (such termination, the “Counterparty Early Termination”). Such notice shall contain or be accompanied by a writing including the Counterparty Representations and all of the representations and warranties of Counterparty set forth in Section 7(b)(vii) and Section 7(c) of this Master Confirmation repeated as of such date of delivery (by reference to the circumstances then existing) (collectively, the “Counterparty Early Termination Representations”) and specify whether it elects that the procedures set forth in Section 9(c) below apply in respect of the Counterparty Early Termination. Counterparty may not deliver a Counterparty Early Termination Notice on or after the date 15 Scheduled Trading Days immediately preceding the Scheduled Valuation Date for the first Component. Goldman’s receipt of a Counterparty Early Termination Notice that satisfies the foregoing requirements shall constitute an Additional Termination Event with respect to the Transaction in respect of which (1) Counterparty will be the sole Affected Party with respect to such Additional Termination Event, (2) Goldman will be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement (which Early Termination Date will occur on or as promptly as reasonably practicable following the 5th Exchange Business Day immediately following receipt of such Counterparty Early Termination Notice, it being understood that Goldman may take into account any legal, regulatory or self-regulatory requirements or related policies and procedures generally applicable in similar situations and applied in a non-discriminatory manner (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Goldman) and then-current liquidity conditions with respect to the Shares) and (3) the Transaction shall be the Affected Transaction.

If an Early Termination Date is designated pursuant to this Section 9(b) and Counterparty would owe any amount to Goldman pursuant to Section 6(d)(ii) of the Agreement (such amount, a “Payment Obligation”), then, subject to the provisions set forth in Section 9(c) below, Counterparty shall satisfy the Payment Obligation by delivering to Goldman, in accordance with the applicable provisions for delivery of Shares set forth herein and on the date when the relevant Payment Obligation would otherwise be due, a number of Shares (the “Early Termination Shares”) equal to the Payment Obligation divided by the Early Termination Price (as defined below), as notified by the Calculation Agent to Counterparty at the time of notification of the Payment Obligation, and an amount of cash in USD equal to the value of any fractional Share, as determined by the Calculation Agent.

“Early Termination Price” means the 10b-18 VWAP Price for any applicable Scheduled Trading Day, or average thereof, during the applicable period over which the Payment Obligation is determined (as determined by Goldman in its commercially reasonable discretion) and notified by the Calculation Agent to Counterparty at the time of notification of the Payment Obligation; provided that, for the avoidance of doubt, if the provisions under Section 9(c) below apply, the Early Termination Share Price will take into account the relevant Share price input as determined under such Section 9(c) below.

For the avoidance of doubt, in connection with any termination of the Transactions pursuant to this Section 9(b), the provisions set forth in Section 9(e) and Section 9(f) shall apply.

(c)	Counterparty Early Termination Cash Settlement. If Counterparty elected in the Counterparty Termination Notice that the provisions set forth in this Section shall apply:

(i)	Goldman shall as reasonably as practicable, but in no event later than the third Exchange Business Day immediately following Goldman’s designation of the Early Termination Date pursuant to Section 9(b) above, deliver to Counterparty its estimate of the Early Termination Shares. On the second Currency Business Day immediately following Goldman’s delivery of its estimate of the Early Termination Shares with respect to such Counterparty Early Termination, Counterparty shall (x) repeat the Counterparty Early Termination Representations to Goldman in writing and (y) pay Goldman an amount in USD equal to the product of (A) such estimate of the Early Termination Shares multiplied by (B) the 10b-18 VWAP Price for the date one Scheduled Trading Day immediately preceding Goldman’s delivery of such estimate (or if such date is not an Exchange Business Day, the immediately preceding Exchange Business Day) (such amount, the “Early Termination Prepayment Amount”); and

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(ii)	On or as promptly as commercially reasonably practicable after the date on which such payment specified in Section 9(c)(i) above is made, Goldman will provide in writing to Counterparty the Early Termination Adjustment Amount (together with a written explanation of the basis therefor in reasonable detail and in accordance with the standards and limitations set forth in Section 4 of this Master Confirmation). On such date, (x) if the Early Termination Adjustment Amount (as defined below) is positive, as determined by the Calculation Agent, Goldman will pay to Counterparty an amount in USD equal to the Early Termination Adjustment Amount, and (y) if the Early Termination Adjustment Amount is negative, as determined by the Calculation Agent, Counterparty will pay to Goldman an amount in USD equal to the absolute value of the Early Termination Adjustment Amount.

“Early Termination Adjustment Amount” means an amount in USD equal to (i) the Early Termination Prepayment Amount minus (ii) the Payment Obligation.

(d)	Acknowledgments.

(i)	The parties hereto intend for:

(A)       the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto are entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code;

(B)       a party’s right to liquidate a Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” (as defined in the Bankruptcy Code);

(C)       any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the Transaction to constitute “transfers” made “by or to (or for the benefit of)” a “master netting agreement participant”, a “financial institution”, a “financial participant”, a “forward contract merchant” or a “swap participant” (each as defined in the Bankruptcy Code) within the meaning of Sections 546(e), 546(f), 546(g) and 546(j) of the Bankruptcy Code;

(D)       all payments for, under or in connection with the Transaction, all payments for the Shares and/or the Underlying Shares and the transfer of such Shares and/or the Underlying Shares to constitute “transfers” under a “swap agreement” and a “securities contract” defined in the Bankruptcy Code;

(E)       all obligations under or in connection with the Transaction represent obligations in respect of “termination values”, “payment amounts” or “other transfer obligations” within the meaning of Sections 362, 560 and 561 of the Bankruptcy Code; and

(F)       Goldman to be a “swap participant” and “financial participant” within the meaning of Sections 101(53C) and 101(22A) of the Bankruptcy Code.

(ii)	Counterparty acknowledges that:

(A)       during the term of the Transaction, Goldman and its affiliates may buy or sell Shares, Underlying Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative securities in order to establish, adjust or unwind its hedge position with respect to the Transaction;

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(B)       Goldman and its affiliates may also be active in the market for the Shares and/or Underlying Shares other than in connection with hedging activities in relation to the Transaction;

(C)       Goldman shall make its own determination as to whether, when or in what manner any hedging or market activities in the Shares and such other securities shall be conducted and shall do so in a manner that it deems appropriate to hedge its price and market risk with respect to the Settlement Price;

(D)       any market activities of Goldman and its affiliates with respect to the Shares and/or Underlying Shares may affect the market price and volatility of the Shares and/or Underlying Shares, as well as the Settlement Price, each in a manner that may be adverse to Counterparty; and

(E)       the Transaction is a derivatives transaction with embedded optionality; Goldman may purchase and/or sell Shares and/or Underlying Shares for its own account at an average price that may be greater than, or less than, the Settlement Price.

(iii)	Counterparty agrees to satisfy the undertakings applicable to it as provided for in the Issuer Acknowledgment.

(e)	Rule 10b5-1. Counterparty represents, warrants and covenants to Goldman that:

(i)	Counterparty is entering into this Master Confirmation, the Supplemental Confirmation, the Trade Notification and the Transaction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) or any other antifraud or anti-manipulation provisions of the federal or applicable state securities laws and that it has not entered into or altered and will not enter into or alter any corresponding or hedging transaction or position with respect to the Shares or Underlying Shares. Counterparty acknowledges that it is the intent of the parties that the Transaction entered into under this Master Confirmation, the Supplemental Confirmation and the Trade Notification comply with the requirements of paragraphs (c)(1)(i)(A) and (B) of Rule 10b5-1 and the Transaction entered into under this Master Confirmation, the Supplemental Confirmation and the Trade Notification shall be interpreted to comply with the requirements of Rule 10b5-1(c).

(ii)	Counterparty acknowledges and agrees that it has no right to, and will not seek to, control or influence Goldman’s decision to make any “purchases or sales” (within the meaning of Rule 10b5-1(c)(1)(i)(B)(3)) under the Transaction entered into under this Master Confirmation, the Supplemental Confirmation and the Trade Notification, including, without limitation, Goldman’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Master Confirmation, the Supplemental Confirmation and the Trade Notification under Rule 10b5-1.

(iii)	Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Master Confirmation or the Supplemental Confirmation or the Trade Notification must be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c). Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5, and no such amendment, modification or waiver shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding the Underlying Shares, the Shares and/or Underlying Shares Issuer.

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(f)	Calculations and Payment Date upon Early Termination. The parties acknowledge and agree that in calculating the Close-out Amount in accordance with and pursuant to Section 6 of the Agreement Goldman may (if Goldman determines, in its good faith, reasonable judgment, that it is necessary or advisable to enable Goldman or one of its affiliates to effect transactions with respect to Shares in connection with its hedging, hedge unwind or settlement activity hereunder in compliance with any legal, regulatory or self-regulatory requirements or related policies and procedures generally applicable in similar situations and applied in a non-discriminatory manner (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Goldman)) determine a Close-out Amount with Share price inputs determined on the basis of a good faith, arm’s-length, commercially reasonable (including, without limitation, with regard to reasonable legal and regulatory guidelines) “risk bid” and/or “private placement” discount and/or commercially reasonable “volume weighted” valuations.

(g)	[Reserved.]

(h)	Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation, the Security Deed, the Supplemental Confirmation or the Trade Notification, in no event shall Goldman be entitled to receive, or shall be deemed to receive, any Shares or Underlying Shares, or be entitled to vote or exercise its remedies with respect to any Collateral Shares (or any Underlying Shares represented thereby), to the extent that, (i) immediately upon giving effect to such receipt of such Shares or Underlying Shares or such vote or exercise of remedies, as applicable, the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Underlying Shares by Goldman, any of its affiliate’s business units subject to aggregation with Goldman for purposes of the “beneficial ownership” test under Section 13 of the Exchange Act and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) with Goldman with respect to “beneficial ownership” of any Underlying Shares (collectively, “GS Group”), would be equal to or greater than 4.9% or more of the outstanding Underlying Shares, (ii) the receipt of such Shares or Underlying Shares or such vote or exercise of remedies would require prior regulatory approval by a foreign, local, state or federal regulator and such approval has not been received, or the receipt of such Shares or Underlying Shares would otherwise be prohibited under any local, state or federal bank holding company or banking laws, regulations or regulatory orders or organizational documents or contracts of Issuer applicable to ownership of Shares or Underlying Shares, as determined by Goldman (“Applicable Restrictions”), or (iii) the receipt of such Shares or Underlying Shares or such vote or exercise of remedies would cause Goldman, GS Group or any person whose ownership position would be aggregated with that of Goldman or GS Group under any Applicable Restriction to be subject to any reporting or registration obligation or requirement under any Applicable Restriction (each such condition described in clauses (i), (ii) or (iii), an “Excess Ownership Position”). If any delivery owed to Goldman hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Exchange Business Day after, Goldman gives notice to Counterparty that such delivery would not result in the existence of an Excess Ownership Position.

(i)	Transfer and Assignment; Designation by Goldman.

(i)	Notwithstanding anything to the contrary in the Agreement, this Master Confirmation, the Supplemental Confirmation or the Trade Notification, Goldman may transfer or assign without the consent of Counterparty its rights and obligations hereunder or under the Transaction, in whole or in part, to any affiliate of Goldman whose obligations would be guaranteed by The Goldman Sachs Group, Inc. pursuant to a guarantee customarily used by Goldman for transactions similar to the Transaction, provided that (i) (x) as of the date of such transfer or assignment, and giving effect thereto, Counterparty will not be required or reasonably expected to pay the transferee, assignee or Goldman on any payment date an amount under Section 2(d)(i)(4) of the Agreement greater than an amount that Counterparty would have been required to pay to Goldman in the absence of such transfer or assignment and (y) as of the date of such transfer or assignment, and giving effect thereto, the transferee or assignee will not be required to withhold or deduct on account of Tax from any payments under the Agreement or will be required to gross up for such Tax under Section 2(d)(i)(4) of the Agreement; and (ii) no Event of Default, Potential Event of Default or Termination Event will occur as a result of such assignment. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation, the Supplemental Confirmation or the Trade Notification, Counterparty may not transfer or assign its rights and obligations hereunder under the Transaction, in whole or in part, without the consent of Goldman.

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(ii)	Notwithstanding any other provision in this Master Confirmation, the Supplemental Confirmation or the Trade Notification to the contrary requiring or allowing Goldman to purchase, sell, receive, or deliver any Shares, Underlying Shares or other securities to or from Counterparty, Goldman may designate any of its affiliates to purchase, sell, receive or deliver such Shares, Underlying Shares or other securities and otherwise to perform Goldman’s obligations in respect of the Transaction hereunder and any such designee may assume such obligations. Goldman shall be discharged of its obligations to Counterparty to the extent of any such performance.

(j)	Non-Confidentiality. The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction hereunder, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by Goldman and its affiliates to Counterparty relating to such tax treatment and tax structure; provided that the foregoing does not constitute an authorization to disclose the identity of Goldman or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information, and (ii) Goldman does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

(k)	Right to Extend. Goldman may divide any Component of a Transaction into additional Components and designate the Valuation Date and the Component Number of Shares for each such Component and/or postpone the Valuation Date for any Component or, with respect to the Counterparty’s election of Cash Settlement or the procedures set forth in Section 9(c) of this Master Confirmation, any other date of valuation with respect to a 10b-18 VWAP Price (in which event the Calculation Agent may make appropriate adjustments to the relevant Transaction) if Goldman determines, in its reasonable discretion, based on advice of counsel in the case of clause (ii) below, that such division and/or postponement is necessary or appropriate to (i) preserve Goldman’s hedging or hedge unwind activity hereunder in light of existing liquidity conditions in the relevant market or (ii) to enable Goldman or one of its affiliates to effect transactions with respect to Shares and/or Underlying Shares in connection with its hedging, hedge unwind or settlement activity hereunder in compliance with any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Goldman), so long as such policies and procedures have been adopted by Goldman in good faith and are generally applicable in similar situations and applied in a non-discriminatory manner to counterparties similar to Counterparty and transactions similar to the Transaction.

(l)	Severability; Illegality. If compliance by either party with any provision of the Transaction hereunder would be unenforceable or illegal, (x) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby to both parties and (y) the other provisions of the Transaction shall not be invalidated, but shall remain in full force and effect.

(m)	Third Party Rights. A person who is not a party to this Master Confirmation has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Agreement, this Master Confirmation, the Supplemental Confirmation and the Trade Notification.

(n)	Waiver of Rights. Any provision of this Master Confirmation, the Supplemental Confirmation or the Trade Notification may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

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(o)	Submission to Jurisdiction. With respect to any suit, action or proceedings relating to any dispute, whether contractual or non-contractual, arising out of or in connection with the Agreement, this Master Confirmation, the Supplemental Confirmation and the Trade Notification, (“Proceedings”), each party:

(i)	irrevocably submits to the exclusive jurisdiction of the English courts; and

(ii)	waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

(p)	Offices.

(i)	The Office of Goldman for the Transaction is: Peterborough Court, 133 Fleet Street, London, the United Kingdom, EC4A 2BB.

(ii)	The Office of Counterparty for the Transaction is: c/o Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, The People’s Republic of China.

(q)	Counterparts. This Master Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Master Confirmation by signing and delivering one or more counterparts.

(r)	Notices. Unless otherwise specified, notices under this Agreement may be made by telephone, to be confirmed in writing to the address below. Changes to this Section 9(r) must be made in writing.

(i)       If to Counterparty:

YY One Limited

Vistra Corporate Services Centre

Wickhams Cay II

Road Town

Tortola

VG1110

British Virgin Islands

Attn:     Xueling Li

Phone:   *

Email:    *

(ii)       If to Goldman:

Goldman Sachs International

68/F Cheung Kong Centre

2 Queen’s Road Central

Hong Kong

Attn:      *

Phone:   *

Email:    *

And email notification to the following address:

*

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(iii)       If to the Collateral Custodian:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, UK, EC4A 2BB

Attn:      *

Phone:   *

Email:    *

With a copy to:

Attn:      *

Phone:   *

Email:    *

(s)	Process Agent. Counterparty has irrevocably appointed Law Debenture Corporate Services Limited (the “Process Agent”) as its agent for service of process within England and Wales and, as of each date the Counterparty repeats the representations and warranties contained in this Master Confirmation and the Supplemental Confirmation, confirms that the process agent appointment and acceptance letter entered into between Counterparty and the Process Agent on or about the date of this Master Confirmation remains in full force and effect and has not been subject to any amendment.

(t)	Additional Termination Event. The occurrence of a Counterparty Change of Control shall be an Additional Termination Event in respect of which Counterparty shall be the sole Affected Party.

For the purposes of the foregoing:

“Counterparty Change of Control” means the Principal ceases to hold, whether directly or indirectly through any person beneficially:

(i)       100 per cent. of the issued shares of the Counterparty; and

(ii)       the right to determine the composition of the board of directors of the Counterparty.

“Principal” means Mr. LI Xueling (李學凌), holder of PRC passport with passport number *.

(u)	Agreements Regarding the Trade Notification.

(i)	Counterparty accepts and agrees to be bound by the contractual terms and conditions as set forth in the Trade Notification.

(ii)	Counterparty and Goldman agree and acknowledge that (w) the transactions contemplated by this Master Confirmation, the Supplemental Confirmation and the Trade Notification will be entered into in reliance on the fact that this Master Confirmation, the Supplemental Confirmation and the Trade Notification form a single agreement between Counterparty and Goldman, and Goldman would not otherwise enter into such transactions, (x) this Master Confirmation, together with the Supplemental Confirmation and the Trade Notification, is a "qualified financial contract", as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the "General Obligations Law"); (y) the Trade Notification, regardless of whether the Trade Notification is transmitted electronically or otherwise, constitutes a "confirmation in writing sufficient to indicate that a contract has been made between the parties" hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (z) this Master Confirmation and the Supplemental Confirmation each constitute a prior "written contract", as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Master Confirmation, the Supplemental Confirmation and the Trade Notification.

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(iii)	Counterparty and Goldman further agree and acknowledge that this Master Confirmation, together with the Supplemental Confirmation and the Trade Notification, constitutes a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

10.	Taxes:

(a)	For purposes of Section 3(e) of the Agreement, each of Goldman and Counterparty makes the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest payable under this Agreement, or in respect of the Collateral as set out in Section 6(i) of this Master Confirmation) to be made by it to the other party under this Agreement. In making this representation, it may rely on the accuracy and effectiveness of any document provided by the other party pursuant to Section 10(c) of this Master Confirmation.

(b)	For purposes of Section 3(f) of the Agreement, Counterparty makes the following representations: (A) no payment received or to be received by Counterparty under this Agreement will be effectively connected with the conduct of a trade or business by Counterparty in the United States; and (B) it is a “non-U.S. branch of a foreign person” as that term is used in Section 1.1441-4(a)(3)(ii) of the United States Treasury Regulations (the “Regulations”) and a “foreign person” as that term is used in Section 1.6041-4(a)(4) of the Regulations.

(c)	For the purpose of Sections 4(a)(i) and (ii) of the Agreement, Goldman agrees to deliver to Counterparty one duly executed and completed United States Internal Revenue Service Form W-8BEN-E or W-8IMY (or successor thereto) upon execution of this Master Confirmation and shall provide a new form promptly upon (A) reasonable request of Counterparty or (B) learning that any form previously provided has become obsolete or incorrect. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, Counterparty agrees to deliver to Goldman one duly executed and completed United States Internal Revenue Service Form W-8BEN-E (or successor thereto) upon execution of this Master Confirmation and shall provide a new form promptly upon (A) reasonable request of Goldman or (B) learning that any form previously provided has become obsolete or incorrect.

(d)	“Tax” as used in section 10(a) immediately above and Section 5(b) of the Agreement, and “Indemnifiable Tax” as defined in Section 14 of the Agreement, shall not include any withholding tax imposed or collected pursuant to (A) Section 871(m) of the Code, or any current or future regulations or official interpretations thereof (a “Section 871(m) Withholding Tax”) or (B) Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a “FATCA Withholding Tax”). For the avoidance of doubt, each of a Section 871(m) Withholding Tax and a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the Agreement.

11.	Additional Definitions; Amendments to Equity Definitions.

(a)	For the purposes of this Master Confirmation, the Supplemental Confirmation and the Trade Notification the following definitions will apply:

“DS Amendment” means, where specified as applicable to a definition or provision, that the following changes shall be made to such definition or provision: (a) all references to “Shares” shall be deleted and replaced with the words “Shares and/or the Underlying Shares, as appropriate”; and (b) all references to “Issuer” shall be deleted and replaced with the words “Issuer or Underlying Shares Issuer, as appropriate”.

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“Replacement DSs” means depositary shares or receipts, other than the Shares, over the same Underlying Shares.

(b)	The following amendments shall be made to the Equity Definitions:

(A)	The definition of Potential Adjustment Event in Section 11.2(e) of the Equity Definitions shall be amended as follows:

(i)	the DS Amendment shall be applicable, provided that an event under Section 11.2(e)(i) to (vii) of the Equity Definitions in respect of the Underlying Shares shall not constitute a Potential Adjustment Event unless, in the opinion of the Calculation Agent, such event has a material economic effect on the theoretical value of the Shares; and

(ii)	(A)	‘.’ shall be deleted where it appears at the end of subsection (viii) and replaced with ‘;’;

(B)	the following shall be inserted as subsection (ix): “(ix) the making of any amendment or supplement to the terms of the Deposit Agreement; or”; and

(C)	the following shall be inserted as provision (x): “(x) any other event as a result of which the Shares represent fewer or more Underlying Shares than, or any other securities or property other than, the number of Underlying Shares represented by the Shares as of the Trade Date.”

(B)	In making any adjustment following any Potential Adjustment Event, the Calculation Agent may, but is not required to, have reference to (among other factors) any adjustment made by the Depositary under the Deposit Agreement, any fees and/or expenses of the Depositary and any withholding or deduction of taxes. If the Calculation Agent determines that no adjustment that it could make will produce a commercially reasonable result, it shall notify the parties that the relevant consequence shall be the termination of the relevant Transaction, in which case “Cancellation and Payment (Calculation Agent Determination)” will be deemed to apply and any payment to be made by one party to the other shall be calculated in accordance with Section 12.7 of the Equity Definitions.

(C)	If a Potential Adjustment Event occurs under Section 11.2(e)(ix) of the Equity Definitions (as amended by this Master Confirmation), then the following further amendments shall be deemed to be made to Section 11.2(c) of the Equity Definitions in respect of such Potential Adjustment Event:

(i)	the words “the Calculation Agent will determine whether such Potential Adjustment Event has a material effect on the theoretical value of the relevant Shares or the Transaction” shall be deleted and replaced with the words “the Calculation Agent will determine whether such Potential Adjustment Event has a material economic effect on the Transaction”; and

(ii)	the words “as the Calculation Agent determines appropriate to account for that material effect” shall be deleted and replaced with the words “as the Calculation Agent determines appropriate to account for such material economic effect on the Transaction”.

(D)	The definitions of “Merger Event”, “Tender Offer”, “Share-for-Share”, “Share-for-Other” and “Share-for-Combined” in Section 12.1 of the Equity Definitions shall be amended in accordance with the DS Amendment.

(E)	In making any adjustment in respect of a Merger Event, Tender Offer or Announcement Event in relation to the Underlying Shares, the Calculation Agent may, but is not required to, in determining any adjustment pursuant to Modified Calculation Adjustment, have reference to (amongst other factors) any adjustment made by the Depositary under the Deposit Agreement, any fees and/or expenses of the Depositary and any withholding or deduction of taxes.

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(F)	The definitions of Nationalization and Insolvency in Section 12.6 of the Equity Definitions shall be amended in accordance with the DS Amendment.

(G)	The consequence of a Nationalization or Insolvency in respect of the Depositary shall be Cancellation and Payment.

(H)	If the Depositary announces that the Deposit Agreement is (or will be) terminated, then:

(i)	Cancellation and Payment will apply as provided in this Master Confirmation; provided that the Calculation Agent may determine, in its reasonable discretion, that a replacement of the Shares with Replacement DSs or the Underlying Shares should take place and that one or more terms of the relevant Transaction should be amended to preserve the fair value of the Transaction to the parties and if the Calculation Agent so determines, then then Cancellation and Payment shall not apply in respect of such termination of the Deposit Agreement, as applicable, and references to Shares herein shall be replaced by references to such Replacement DSs or the Underlying Shares, as applicable, with such amendments as shall be determined by the Calculation Agent; and

(ii)	where Cancellation and Payment applies under (H)(i) above in respect of a termination of the Deposit Agreement, the Equity Definitions shall be interpreted as follows: (i) such termination shall be deemed to be an “Extraordinary Event”; (ii) Cancellation and Payment shall apply as defined in Section 12.6(c)(ii) of the Equity Definitions; and (iii) the definition of “Announcement Date” in Section 12.1(l) of the Equity Definitions shall include the following additional clause (vii) at the end of the first sentence thereof: “(vii) in the case of a termination of the Deposit Agreement, the date of the first public announcement by the Depository that the Deposit Agreement is (or will be) terminated”.

(I)	The definitions of “Hedging Disruption” and “Increased Cost of Hedging” in the Equity Definitions shall each be amended as follows:

(i)	the words “any transaction(s) or asset(s) it deems necessary to hedge the equity price risk (or any other relevant price risk including, but not limited to, the currency risk) of entering into and performing its obligations with respect to the relevant Transaction” shall be deleted and replaced with the words “any Share(s), any transaction(s) referencing any Share(s), or any transaction(s) or asset(s) that, in each case, it deems necessary to hedge the equity price risk and/or foreign exchange risk (or any other relevant price risk including, but not limited to, the currency risk) of entering into and performing its obligations with respect to the relevant Transaction”; and

(ii)	the words “any such transaction(s), asset(s)” shall be deleted and replaced with the words “any such Share(s), Hedge Position(s) or transaction(s) or asset(s).”

(J)	If Cancellation and Payment applies under Section (G) or (H) above in respect of the Transaction, then the Determining Party shall be Goldman.

(K)	The definition of “Insolvency Filing” in Section 12.9(a)(iv) of the Equity Definitions shall be amended in accordance with the DS Amendment.

(L)	For the avoidance of doubt, where a provision is amended by this Section 11 in accordance with the DS Amendment, if the event described in such provision occurs in respect of the Underlying Shares or Underlying Shares Issuer, then the consequence of such event shall be interpreted consistently with the DS Amendment and such event.

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12. Additional Representations:

(a)	2010 Short Form HIRE Act Protocol. Goldman is an adherent to the ISDA 2010 Short Form HIRE Act Protocol published by the International Swaps and Derivatives Association, Inc. on November 30, 2010, as may be amended or modified from time to time (the “Short Form HIRE Act Protocol”). In the event that Counterparty is not an adherent to the Short Form HIRE Act Protocol, Goldman and Counterparty hereby agree that the Agreement shall be treated as a Covered Master Agreement (as that term is defined in the Short Form HIRE Act Protocol) and the Agreement shall be deemed to have been amended in accordance with the modifications specified in the Attachment to the Short Form HIRE Act Protocol.

(b)	ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol

Both parties agree that the amendments set out in the Attachment to the ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol published by ISDA on 19 July 2013 and available on the ISDA website (www.isda.org) (the “2013 Protocol”) shall be made to this Master Confirmation. In respect of the Attachment to the 2013 Protocol, (i) the definition of “Adherence Letter” shall be deemed to be deleted and references to “Adherence Letter” shall be deemed to be to this Master Confirmation (and references to “such party's Adherence Letter” and “its Adherence Letter” shall be read accordingly), (ii) references to “adheres to the Protocol” shall be deemed to be “enters into this Master Confirmation”, (iii) references to “Protocol Covered Agreement” shall be deemed to be references to this Master Confirmation (and each “Protocol Covered Agreement” shall be read accordingly), and (iv) references to “Implementation Date” shall be deemed to be references to the date of this Master Confirmation. For the purposes of this Master Confirmation:

(i)	Portfolio reconciliation process status. Each party confirms its status as follows:

Goldman:	Portfolio Data Sending Entity

Counterparty:	Portfolio Data Receiving Entity

(ii)	Local Business Days. Each party specifies the following place(s) for the purposes of the definition of Local Business Day as it applies to it:

Goldman:	London, United Kingdom

Counterparty:	Guangzhou, The People’s Republic of China

(iii)	Use of an agent and third party service provider. For the purposes of Part I(3) of the 2013 Protocol:

Goldman:       Without prejudice to Part I(3)(a) of the 2013 Protocol, Goldman appoints Goldman Sachs Services Private Limited, Goldman Sachs & Co and Goldman Sachs (Singapore) Pte to each act as its agent.

(iv)	Applicable email addresses. The following are the applicable email addresses:

Portfolio Data:

Goldman:	*

*

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Notice of discrepancy:

Goldman: *

Counterparty: *                     Dispute Notice:

Dealer: *

Counterparty: *

(c)	BRRD Article 55

(1) Subject to subparagraph (2), the parties agree that the Agreement shall include the provisions set out in this bail-in clause below.

(2) The terms set out below in this bail-in clause shall not apply to an Agreement to the extent it is a Protocol Covered Agreement within the meaning of the Protocol.

Part I. Contractual Recognition of Bail-in

(1) Counterparty acknowledges and accepts that liabilities arising under the Agreement may be subject to the exercise of the Bail-in Power by the Resolution Authority and acknowledges and accepts to be bound by any Bail-in Action and the effects thereof, which may include, without limitation:

(a) the early termination and valuation of all transactions (or all transactions relating to one or more netting sets, as applicable) under the Agreement; and

(b) if the Bail-in Termination Amount is determined to be payable by Goldman to the Counterparty pursuant to any such Bail-in Action:

(i) a reduction, in full or in part, of the Bail-in Termination Amount;

(ii) a conversion of all, or a portion of, the Bail-in Termination Amount into shares or other instruments of ownership, in which case the Counterparty acknowledges and accepts that any such shares or other instruments of ownership may be issued to or conferred upon it as a result of the Bail-in Action; and/or

(iii) a variation, modification and/or amendment to the terms of the Agreement as may be necessary to give effect to any such Bail-in Action.

(2) Counterparty acknowledges and accepts that this provision is exhaustive on the matters described herein to the exclusion of any other agreements, arrangements or understanding between the parties relating to the subject matter of the Agreement and that no further notice shall be required between the parties pursuant to the agreement in to order to give effect to the matters described herein.

Part II. Definitions

“Bail-in Action” means the exercise of any Bail-in Power by the Resolution Authority in respect of all transactions (or all transactions relating to one or more netting sets, as applicable) under the Agreement.

“Bail-in Power” means any write-down or conversion power existing from time to time (including, without limitation, any power to terminate and value transactions and any power to amend or alter the maturity of eligible liabilities of an institution under resolution or amend the amount of interest payable under such eligible liabilities or the date on which interest becomes payable, including by suspending payment for a temporary period) under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom relating to the transposition of the BRRD as amended from time to time, including but not limited to, the Banking Act 2009 as amended from time to time, and the instruments, rules and standards created thereunder, pursuant to which the obligations of Goldman (or other affiliate of a regulated entity) can be reduced (including to zero), cancelled or converted into shares, other securities, or other obligations of such entity or any other person.

35

“Bail-in Termination Amount” means the early termination amount or early termination amounts (howsoever described), together with any accrued but unpaid interest thereon, determined pursuant to the Bail-in Action in respect of all transactions (or all transactions relating to one or more netting sets, as applicable) under the Agreement (before, for the avoidance of doubt, any such amount is written down or converted by the Resolution Authority).

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Protocol” means the ISDA Article 55 BRRD Protocol (as may be amended from time to time).

“Resolution Authority” means the Bank of England or any other body which has authority to exercise any Bail-in Power.

36

Counterparty hereby agrees (a) to check this Master Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by Goldman) correctly sets forth the terms of the agreement between Goldman and Counterparty with respect to the Transaction hereunder, by manually signing this Master Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile No. *.

[Signature pages follow]

37

Yours faithfully,

GOLDMAN SACHS INTERNATIONAL

By:	/s/ David Sprake
Name: David Sprake
Title: Managing Director

[Signature Page to Confirmation]

Agreed and Accepted By:

YY One LIMITED

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

[Signature Page to Confirmation]

Agreed and Accepted Solely for Purposes of Section 6 and Section 9(r) of this Master Confirmation By:

Goldman SACHS INTERNATIONAL acting as collateral custodian

By:	/s/ David Sprake
Name: David Sprake
Title: Managing Director

[Signature Page to Confirmation]

SCHEDULE A

supplemental confirmation

To:	YY One Limited

From:	Goldman Sachs International

Subject:	Share Forward Transaction

Date:	[ ], 2018

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Goldman Sachs International (“Goldman”) and YY One Limited (“Counterparty”) (together, the “Contracting Parties”) on the Trade Date. This Supplemental Confirmation is a binding contract between Goldman and Counterparty as of the Trade Date for the Transaction referenced below.

1.       This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of June 30, 2018 (the “Master Confirmation”) between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

2.       The terms of the Transaction are as follows:

Hedge Period Commencement Date:	[ ]

Hedge Period Outside Date:	[ ]

Prepayment Percentage:	[ ]

Forward Floor Percentage:	[ ]

Forward Cap Percentage:	[ ]

Maximum Number of Shares:	890,000 Shares

Number of Components:	[ ]

For each Component of the Transaction, Scheduled Valuation Date are set forth below:

Component Number	Scheduled Valuation Date
[ ]	[ ]
…	…

2. Counterparty shall pay [            ] percent ([            ]%) of the amount of all legal fees of Latham & Watkins LLP, legal counsel to Goldman reasonably incurred in connection with the negotiation, preparation and entry into the Transaction and other documents referred to in this Master Confirmation, within [            ] ([            ]) Exchange Business Days after Goldman notifies Counterparty of such amount.

3. This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

Counterparty hereby agrees (i) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (ii) to confirm that the foregoing (in the exact form provided by Goldman) correctly sets forth the terms of the agreement between Goldman and Counterparty with respect to this Transaction, by manually signing this Supplemental Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile No. 212-428-1980/1983.

[Signature pages follow]

Yours faithfully,

GOLDMAN SACHS INTERNATIONAL

By:
Name:
Title:

[Signature Page to Supplemental Confirmation]

Agreed and Accepted By:

YY ONE LIMITED

By:
Name:
Title:

[Signature Page to Supplemental Confirmation]

SCHEDULE B

TRADE NOTIFICATION

To:	YY One Limited

From:	Goldman Sachs International

Date:	[__]

The purpose of this Trade Notification is to notify you of certain terms of the Transaction entered into between Goldman Sachs International (“Goldman”) and YY One Limited, (“Counterparty” and together with Goldman, the “Contracting Parties”), under the Supplemental Confirmation specified below.

This Trade Notification supplements, forms part of, and is subject to the Supplemental Confirmation dated June 30, 2018 (the “Supplemental Confirmation”) between the Contracting Parties, which Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated June 30, 2018 between the Contracting Parties, each as amended and supplemented from time to time.

Hedge Period Completion Date:	[ ]

Hedge Reference Price:	[ ]

Prepayment Amount:	[ ]

Forward Floor Price:	[ ]

Forward Cap Price:	[ ]

Number of Shares:	[ ], subject to adjustment pursuant to the provisions of the Master Confirmation

For each Component of the Transaction, the Component Number of Shares and scheduled Valuation Date are set forth below:

Component Number	Component Number of Shares	Valuation Date
[________]	[________]	[________]
…	…	…

[signature page follows]

Yours faithfully,

GOLDMAN SACHS INTERNATIONAL

By:
Name:
Title:

[Signature Page to Trade Notification]

Exhibit D

*** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Commission.

supplemental confirmation

To:	YY One Limited

From:	Goldman Sachs International

Subject:	Share Forward Transaction

Date:	June 30, 2018

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Goldman Sachs International (“Goldman”) and YY One Limited (“Counterparty”) (together, the “Contracting Parties”) on the Trade Date. This Supplemental Confirmation is a binding contract between Goldman and Counterparty as of the Trade Date for the Transaction referenced below.

1.       This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of June 30, 2018 (the “Master Confirmation”) between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

2.       The terms of the Transaction are as follows:

Hedge Period Commencement Date:	***
Hedge Period Outside Date:	***
Prepayment Percentage:	***%
Forward Floor Percentage:	***%
Forward Cap Percentage:	***%
Maximum Number of Shares:	890,000 Shares
Number of Components:	***

For each Component of the Transaction, Scheduled Valuation Date are set forth below:

Component Number	Scheduled Valuation Date
***	***
…	…

3. Counterparty shall pay *** percent (***%) of the amount of all legal fees of Latham & Watkins LLP, legal counsel to Goldman reasonably incurred in connection with the negotiation, preparation and entry into the Transaction and other documents referred to in this Master Confirmation, within *** (***) Exchange Business Days after Goldman notifies Counterparty of such amount.

4. This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts.

Counterparty hereby agrees (i) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (ii) to confirm that the foregoing (in the exact form provided by Goldman) correctly sets forth the terms of the agreement between Goldman and Counterparty with respect to this Transaction, by manually signing this Supplemental Confirmation or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Equity Derivatives Documentation Department, Facsimile No. *.

[Signature pages follow]

Yours faithfully,

GOLDMAN SACHS INTERNATIONAL

By:	/s/ David Sprake
Name: David Sprake
Title: Managing Director

[Signature Page to Supplemental Confirmation]

Agreed and Accepted By:

YY ONE LIMITED

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

[Signature Page to Supplemental Confirmation]

Exhibit E

EXECUTION VERSION

30 June 2018

YY ONE LIMITED

(as Chargor)

and

GOLDMAN SACHS INTERNATIONAL

(as Chargee)

and

GOLDMAN SACHS (ASIA) L.L.C.

(as GSALLC)

SECURITY DEED

18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: +852.2912.2500

www.lw.com

THIS DEED is made on 30 June 2018

BETWEEN:

(1)	YY ONE LIMITED, a BVI business company with limited liability incorporated in the British Virgin Islands with company number 1963927 and with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Chargor”);

(2)	GOLDMAN SACHS INTERNATIONAL (the “Chargee”); and

(3)	GOLDMAN SACHS (ASIA) L.L.C. (“GSALLC”).

IT IS AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1	Definitions

In this Deed:

“Business Day” means a day (other than Saturday or a Sunday) on which banks are open for general business in London and the British Virgin Islands.

“Charged Property” means the Collateral Account, the Collateral Securities, the Collateral Cash, the Custody Documents and all the assets and undertakings of the Chargor which from time to time are subject of the Security created or expressed to be created in favour of the Chargee by or pursuant to this Deed.

“Collateral Account” means the securities custody account (and any associated cash account or sub-account) held in the name of the Chargor with the Custodian pursuant to the Custody Documents with account number * and any renewal or re-designation of such account(s), in each case together with the securities (including the Collateral Securities), the debt or debts represented thereby, and all cash and other assets, rights and balances from time to time held in or standing to the credit of or accrued or accruing on or to that account and any securities custody account and any cash account at a successor custodian designated as a Collateral Account by the Chargee.

“Collateral Cash” means the debt owed by the Custodian to the Chargor represented by the credit balance from time to time on the Collateral Account.

“Collateral Securities” means the securities (including the Issuer ADSs) from time to time recorded in and represented by the Collateral Account.

“Confirmation” means the confirmation of the share forward transaction between the Chargor (as Counterparty) and the Chargee (as Goldman) dated on or about the date of this Deed and the supplemental confirmation and the trade notification thereto.

“Custodian” means Goldman Sachs International.

“Custody Agreement” means the account agreement between the Chargor and Goldman Sachs (Asia) L.L.C. and its affiliates dated 7 May 2018.

“Custody Documents” means any account opening documents, including the Custody Agreement, executed by the Chargor in respect of the establishment of, among others, the Collateral Account with the Custodian including, without limitation, any application form executed by the Chargor in connection therewith relating to the Collateral Account, the Custodian’s standard account opening terms and conditions and all annexures, supplements or schedules attached thereto or incorporated by reference therein and “Custody Document” means any or all of them.

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“Default Rate” has the meaning given to it in the Master Agreement.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of May 21, 2018, by and among the Issuer, Citibank, N.A. and the holders and beneficial owners of the Shares, as from time to time amended or supplemented in accordance with its terms, and the other agreements or other instruments constituting the Issuer ADSs, as from time to time amended or supplemented in accordance with their terms.

“Enforcement Event” means:

(a)	the designation by the Chargee of an Early Termination Date under the Master Agreement (other than solely as a result of the Chargor delivering a Counterparty Early Termination Notice in accordance with Section 9(b) of the Confirmation); or

(b)	the failure of the Chargor to pay any Early Termination Amount or Cancellation Amount due to the Chargee under the Master Agreement.

“Financial Collateral” has the meaning given to it in the Financial Collateral Regulations.

“Financial Collateral Regulations” means the Financial Collateral Arrangements (No.2) Regulations 2003 (as amended).

“Issuer” means YY Inc., an exempted company incorporated under the laws of the Cayman Islands, with registration number 259819 and having its registered office at Conyers Trust Company (Cayman) Limited, P.O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands.

“Issuer ADSs” means the American depositary shares of the Issuer, issued or deemed issued under the Deposit Agreement, each representing as of the date of this Deed, 20 Issuer Class A Common Shares.

“Issuer Class A Common Shares” means the class A common shares of the Issuer, par value USD0.00001 per share.

“Issuer Class B Common Shares” means the class B common shares of the Issuer, par value USD0.00001 per share.

“Legal Reservations” means any general principles of law which are set out as qualifications or reservations in any legal opinion delivered to the Chargee in connection with the Confirmation.

“Master Agreement” the 2002 ISDA Master Agreement and schedule thereto which the Chargor (as Counterparty) and the Chargee (as Goldman) are deemed to have entered into by entering into the Confirmation.

“Party” means a party to this deed from time to time.

“Perfection Requirements” means the making or procuring of the appropriate registrations, filings, annotations, and/or notifications in accordance with Clause 9.4 (Registration in the British Virgin Islands).

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“Permitted Transfer Restriction” means, with respect to any sale, assignment or transfer by the Chargor, any Transfer Restriction arising under the Securities Act solely due to the Chargor being an “affiliate” (within the meaning of Rule 144 under the Securities Act) of the Issuer or the relevant securities constituting “restricted securities” (within the meaning of Rule 144 under the Securities Act) with a holding period that began at least one year prior to the date of this Deed.

“Receiver” means a receiver, receiver and manager or administrative receiver appointed under this Deed.

“Related Rights” means:

(a)	in relation to the Collateral Account, any Collateral Securities, and any Collateral Cash:

(i)	any proceeds of sale, transfer, redemption, substitution, exchange, conversion or other disposal, or agreement for sale, transfer, redemption, substitution, exchange, conversion or other disposal, of,

(ii)	any moneys or proceeds paid or payable (including interest and dividends) deriving from,

(iii)	any rights (including to securities), claims, guarantees, indemnities, Security or covenants for title in relation to,

(iv)	any awards or judgments in favour of the Chargor in relation to,

(v)	all other rights, powers, benefits and privileges, present and future, which the Chargor may have in respect of, and

(vi)	any other assets or property deriving from,

that Charged Property and any securities, cash or other property credited thereto;

(a)	in relation to any other Charged Property (including the Custody Documents), all rights, powers, benefits and privileges, present and future, which the Chargor may have with respect thereto.

“Secured Obligations” means all present and future money, obligations or liabilities due, owing or incurred to the Chargee by the Chargor under any Transaction Document, whether actual or contingent, whether incurred solely or jointly with any other person and whether as principal or surety, together with all interest accruing thereon.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having similar effect.

“Transaction Documents” means this Deed and the Master Agreement (including the Confirmation which forms part of, and is subject to, the Master Agreement), and “Transaction Document” means any or all of them.

“Transfer Restriction” means, with respect to any Collateral Securities, any condition to or restriction on the ability of the owner thereof,  or in the event that the Chargee exercises its rights or remedies under this Deed, the Chargee, in each case, to sell, assign, create security over or otherwise transfer such Collateral Securities or enforce the provisions thereof or of any document related thereto whether set forth in such Collateral Securities itself or in any document related thereto, including, without limitation:

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(a)	any requirement that any sale, assignment or other transfer or enforcement of such Collateral Securities be consented to or approved by any person, including, without limitation, the issuer thereof or any other obligor thereon;

(b)	any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such Collateral Securities;

(c)	any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such Collateral Securities, prior to the sale, pledge, assignment or other transfer or enforcement of such Collateral Securities; and

(d)	any registration or qualification requirement or prospectus delivery requirement for such Collateral Securities pursuant to any relevant securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act), provided that the required delivery of any assignment, instruction or entitlement order from the seller, the Chargor, assignor or transferor of such Collateral Securities, together with any evidence of the corporate or other authority of such person, shall not constitute such a Transfer Restriction.

“Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto.

“Voting Right Notice” has the meaning given to it in Clause 8.3 (Voting rights following a default).

1.2	Incorporation of defined terms

Unless the context otherwise requires or a contrary intention appears, terms defined in the Master Agreement have the same meaning in this Deed.

1.3	Construction

In this Deed, unless a contrary intention appears, a reference to:

(a)	the term “Transaction Document” includes all amendments and supplements;

(b)	the term “this Security” means any Security created or expressed to be created by this Deed;

(c)	an “agreement” includes any legally binding arrangement, concession, contract, deed or franchise (in each case whether oral or written);

(d)	an “amendment” includes any amendment, supplement, variation, novation, modification, replacement or restatement and “amend”, “amending” and “amended” shall be construed accordingly;

(e)	“assets” includes present and future properties, revenues and rights of every description;

(f)	an “authorisation” includes an authorisation, consent, approval, resolution, permit, licence, exemption, filing, registration or notarisation;

(g)	“disposal” means a sale, transfer, assignment, grant, lease, licence, declaration of trust or other disposal, whether voluntary or involuntary, and “dispose” will be construed accordingly;

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(h)	“including” means including without limitation and “includes” and “included” shall be construed accordingly;

(i)	“losses” includes losses, actions, damages, claims, proceedings, costs, demands, expenses (including fees) and liabilities and “loss” shall be construed accordingly;

(j)	a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or any two or more of the foregoing; and

(k)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation.

1.4	Other References

(a)	In this Deed, unless a contrary intention appears, a reference to:

(i)	the Chargor, the Chargee or any other person is, where relevant, deemed to be a reference to or to include, as appropriate, that person’s successors in title, permitted assignees and transferees;

(ii)	any Transaction Document or other agreement or instrument is to be construed as a reference to that agreement or instrument as amended or novated, including by way of increase of the obligations or addition of new obligations made available under them or accession or retirement of the parties to these agreements but excluding any amendment or novation made contrary to any provision of any Transaction Document;

(iii)	any clause or schedule is a reference to, respectively, a clause of and schedule to this Deed and any reference to this Deed includes its schedules; and

(iv)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Unless the context otherwise requires, a reference to Charged Property includes:

(i)	any part of the Charged Property; and

(ii)	any proceeds of, and the proceeds of the sale of, the Charged Property.

(c)	The index to and the headings in this Deed are inserted for convenience only and are to be ignored in construing this Deed.

(d)	Words importing the plural shall include the singular and vice versa.

1.5	Miscellaneous

Notwithstanding any other provision of this Deed, the obtaining of a moratorium under section 1A of the Insolvency Act 1986, or anything done with a view to obtaining such a moratorium (including any preliminary decision or investigation), shall not be an event causing any floating charge created by this Deed to crystallise or causing restrictions which would not otherwise apply to be imposed on the disposal of property by any Chargor or a ground for the appointment of a Receiver.

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1.6	Separate security arrangements

The Chargor and the Chargee intend that the security arrangements contemplated by this Deed constitute a “security financial collateral arrangement” (as defined in the Financial Collateral Regulations. To the extent that any Charged Property is not Financial Collateral, the Security created or expressed to be created under this Deed shall be construed as creating separate and distinct security, and be separate security arrangements, with respect to (i) Charged Property (and Related Rights in respect thereof) which are Financial Collateral and (ii) Charged Property (and Related Rights in respect thereof) which are not Financial Collateral.

1.7	Chargor intent

The Chargor expressly confirms that this Deed and this Security shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any Transaction Document and/or any present or future facility or amount made available under any of the Transaction Documents.

1.8	Third party rights

(a)	The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Deed and no rights or benefits expressly or impliedly conferred by this Deed shall be enforceable under that Act against the Parties by any other person.

(b)	The parties hereto intend that this document shall take effect as a deed notwithstanding that any party may only execute this document under hand.

2.	COVENANT TO PAY

(a)	The Chargor, as primary obligor, covenants with the Chargee that it will pay or discharge promptly on demand all of the Secured Obligations on the date(s) on which such Secured Obligations become due or are expressed to become due in accordance with the relevant Transaction Documents and in the manner provided for in the relevant Transaction Document (including, for the avoidance of doubt, any grace periods provided thereunder).

(b)	The Chargor acknowledges to the Chargee that the amount secured by this Deed and in respect of which this Deed and this Security hereby created is enforceable is the full amount of the Secured Obligations as they may be from time to time.

(c)	Any demand for payment shall be valid and effective even if it contains no statement of the relevant Secured Obligations or an inaccurate or incomplete statement of them.

3.	Creation of Security

The Chargor, as continuing security for the payment or discharge of the Secured Obligations, in favour of the Chargee, with full title guarantee:

(a)	charges, by way of first ranking fixed charge, all its rights, title and interest, both present and future, from time to time in and to the Collateral Account and Related Rights in respect thereof;

(b)	charges, by way of first ranking fixed charge, all its rights, title and interest, both present and future, from time to time in and to the Collateral Securities and Related Rights in respect thereof; and

(c)	charges, by way of first ranking fixed charge, all its rights, title and interest, both present and future, from time to time in, to and under the Charged Property, including the Custody Documents, and Related Rights in respect thereof which are not charged under paragraphs (a) or (b) above.

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4.	FURTHER ASSURANCE

(a)	The covenants set out in Section 2(1)(b) of the Law of Property (Miscellaneous Provisions) Act 1994 shall extend to include the obligations set out in paragraphs (b) and (c) below.

(b)	The Chargor shall promptly (and at its own cost and expense) do all such acts (including payment of all stamp duties or fees) or execute or re-execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Chargee may reasonably require (and in such form as the Chargee may reasonably require):

(i)	to create, perfect or protect the Security created or intended to be created under or evidenced by this Deed (which may include the execution or re-execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of this Deed) or for the exercise of any rights, powers and remedies of the Chargee or any Receiver provided by or pursuant to this Deed or by law;

(ii)	to confer on the Chargee Security over any property and assets of that Chargor that are, or are intended to be, the subject of this Deed located in any jurisdiction which is equivalent or similar to the Security created or intended to be created under or evidenced by this Deed; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security created or intended to be created under or evidenced by this Deed.

(c)	The Chargor shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of the Security conferred or intended to be conferred on the Chargee by or pursuant to this Deed.

5.	NEGATIVE PLEDGE

In this Clause 5, “Quasi-Security” means an arrangement or transaction described in paragraph (b) below.

(a)	The Chargor shall not create or permit to subsist any Security in or over any of the Charged Property or its equity of redemption in respect of all or any of them.

(b)	The Chargor shall not:

(i)	sell, transfer or otherwise dispose of any of the Charged Property on terms whereby they are or may be re-acquired by it;

(ii)	enter into any repo transaction, equity derivative or synthetic derivative in respect of the Charged Property; or

(iii)	enter into any other preferential arrangement with respect to any Charged Property having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising financial indebtedness or of financing the acquisition of an asset.

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(c)	Paragraphs (a) and (b) above do not apply to the Security or Quasi-Security created pursuant to this Deed.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Security representations

This Security is made with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994 but in each case so that the covenants implied by the Law of Property (Miscellaneous Provisions) Act 1994 in relation to such assignment are construed with the omission of:

(a)	the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about” in section 3(1) of the Law of Property (Miscellaneous Provisions) Act 1994;

(b)	the words “except to the extent that” and all the words thereafter in section 3(2) of the Law of Property (Miscellaneous Provisions) Act 1994; and

(c)	section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994.

6.2	Other representations

The Chargor represents and warrants to the Chargee on the date of this Deed:

6.3	Status

(a)	The Chargor is a BVI business company, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)	The Chargor has the power to own its assets and carry on its business as it is being conducted.

6.4	Powers and authorisations

(a)	The Chargor has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Transaction Documents and the transactions contemplated by the Transaction Documents.

(b)	No limit on the powers of the Chargor will be exceeded as a result of the grant of security or giving of indemnities contemplated by the Transaction Documents.

6.5	Legal validity

Subject to the Legal Reservations and the Perfection Requirements:

(a)	each Transaction Document constitutes the legally valid, binding and enforceable obligation of the Chargor; and

(b)	each Transaction Document is in the proper form for its enforcement in the Chargor’s jurisdiction of incorporation.

6.6	Non-conflict

The entry into and performance by the Chargor of, and the transactions contemplated by, the Transaction Documents do not conflict with:

10

(a)	any law or regulation applicable to it;

(b)	its constitutional documents;

(c)	any document which is binding upon it or any of its assets; or

(d)	any trading or corporate policy of the Issuer or other rules or regulations of the Issuer (including the Issuer’s insider trading policy or other equivalent policy) applicable to the Chargor.

6.7	Authorisations

(a)	All authorisations required by the Chargor in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect (or will be when required).

(b)	All authorisations required by the Chargor to make the Transaction Documents admissible in evidence in England and in the British Virgin Islands have been obtained or effected (as appropriate) and are in full force and effect (or will be when required).

6.8	Nature of security

Subject to the Legal Reservations, this Deed creates the Security it purports to create and is not liable to be amended or otherwise set aside on its liquidation or administration or otherwise.

6.9	Collateral Securities

(a)	The Collateral Securities are duly authorised, validly issued and fully paid and are not subject to any option to purchase or similar right.

(b)	Subject to the Security created pursuant to this Deed, the Chargor is the sole legal and beneficial owner of all of its rights in relation to the Collateral Securities from time to time recorded in and represented by the Collateral Account.

(c)	Except for this Security, the Collateral Securities from time to time recorded in and represented by the Collateral Account are free from any Security and any other rights or interests in favour of third parties.

(d)	The Collateral Securities are free of any Transfer Restrictions other than any Permitted Transfer Restriction.

(e)	The Issuer ADSs from time to time recorded in and represented by the Collateral Account either:

(i)	are not “restricted securities”, within the meaning of Rule 144(a)(3) under the Securities Act of 1933, as amended (the “Securities Act”); or

(ii)	were received by the Chargor in return for the deposit of Issuer Class A Common Shares that were converted from Issuer Class B Common Shares, for which the Chargor made payment of the full purchase price, within the meaning of Rule 144(d)(1)(iii) under the Securities Act, and on which the Chargor took full risk of economic loss, at least one year prior to the date of this Deed and the “holding period” of Counterparty for such Issuer ADSs, determined in accordance with Rule 144 under the Securities Act, commenced no later than the date one year prior to the date of this Deed.

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(f)	The Issuer ADSs from time to time recorded in and represented by the Collateral Account are in book entry format held through The Depositary Trust Company or any successor entity thereto.

6.10	Collateral Cash

(a)	Subject to the Security created pursuant to this Deed, the Chargor is the sole legal and beneficial owner of Collateral Cash represented by the credit balance from time to time of the Collateral Account.

(b)	Except for this Security or any Security created pursuant to the Custody Documents in favour of the Custodian, the Collateral Cash represented by the credit balance from time to time of the Collateral Account is free from any Security and any other rights or interests in favour of third parties.

6.11	Times for making representations and warranties

(a)	The representations and warranties set out in this Deed (including in this Clause) are made on the date of this Deed.

(b)	Each representation and warranty set out in Clauses 6.3 (Status) to 6.10 (Collateral Cash) is deemed to be repeated by the Chargor on each date until the on date on which all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full.

(c)	When a representation and warranty is repeated, it is applied to the circumstances existing at the time of repetition.

7.	Custody Documents

7.1	Documents

The Chargor shall, promptly on request, deliver to the Chargee, and the Chargee shall be entitled to hold, a copy of the executed form of any Custody Document, and the Chargor shall promptly deliver such other documents relating to the Custody Documents and the Collateral Accounts as the Chargee reasonably requires.

7.2	Chargor still liable

Notwithstanding Clause 10 (Chargee’s power to remedy), the Chargor shall remain liable to perform all its obligations under the Custody Documents. Neither the Chargee, any Receiver nor any Delegate shall be under any obligation or liability to the Chargor or any other person under or in respect of the Custody Document.

7.3	Notice of Security to the Custodian

The Chargor shall on the date of this Deed give notice to the Custodian substantially in the form of Schedule 1 (Form of Custodian Notice) (or in such other form as is acceptable to the Chargee) and shall use its reasonable endeavours to ensure that the Custodian duly executes and returns the relevant form of acknowledgement on the date of this Deed.

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8.	Collateral Securities

8.1	Notification

The Chargor shall promptly notify the Chargee of the transfer of any securities or other assets into the Collateral Account.

8.2	Voting and other rights prior to default

(a)	At any time prior to the delivery of a Voting Rights Notice, the Chargor shall be entitled to exercise or direct the exercise of the voting rights attached to any Collateral Securities or other securities credited to the Collateral Account provided that:

(i)	it does so for a purpose not inconsistent with any Transaction Document; and

(ii)	the exercise of those rights would not reasonably be expected to have an adverse effect on the value of the Collateral Securities or other securities credited to the Collateral Account or the ability of the Chargee to realise any Security created by this Deed and would not reasonably be expected to otherwise prejudice the interests of the Chargee under any Transaction Document or its control of any Charged Property.

(b)	At any time prior to the delivery of a Voting Rights Notice, the Chargor shall be entitled to exercise or direct the exercise of rights other than the voting rights attached to any Collateral Securities or other securities credited to the Collateral Account only with the consent of the Chargee.

8.3	Voting and other rights following a default

Following the occurrence of an Enforcement Event, the Chargee may give notice to the Custodian (a “Voting Rights Notice”) (with a copy to the Chargor, failure to give which shall not invalidate the Voting Rights Notice) that the Chargor’s right under Clause 8.2 (Voting and other rights prior to default) shall cease.

8.4	Dividends

Dividends shall be paid into or otherwise credited to the Collateral Account.

8.5	Payment of calls

(a)	The Chargor shall promptly pay all calls or other payments in respect of any of its Collateral Securities and any other securities or rights credited to the Collateral Account.

(b)	If the Chargor does not comply with paragraph (a) above, the Chargee may pay that call or other payment on behalf of the Chargor.

(c)	The Chargor shall promptly on request by the Chargee reimburse the Chargee for any payment made by the Chargee under this Clause 8.5.

9.	general undertakings

9.1	Information

The Chargor shall supply to the Chargee as soon as reasonably practicable, such information regarding the Charged Property and its compliance with this Deed as the Chargee may reasonably request from time to time.

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9.2	No other prejudicial conduct

The Chargor shall not do, or permit to be done, anything which could prejudice this Security, in particular its legality, validity and enforceability.

9.3	Collateral Securities

The Chargor shall not:

(a)	create or permit to exist any Transfer Restriction upon or with respect to the Collateral Securities other than any Permitted Transfer Restriction; or

(b)	enter into or consent to enter into any agreement that restricts in any manner the rights of any present or future owner of any Collateral Securities with respect thereto.

9.4	Registration in the British Virgin Islands

The Chargor shall:

(a)	immediately after execution of this Deed, create and maintain a register of charges (the “BVI Register of Charges”) in accordance with Section 162 of the BVI Business Companies Act (as amended) of the British Virgin Islands (the “BVI Act”) to the extent this has not already been done;

(b)	enter particulars as required by the BVI Act of the Security created pursuant to this Deed in the BVI Register of Charges and immediately after entry of such particulars has been made, and in any event within ten Business Days after execution of this Deed, provide the Chargee with a certified true copy of the updated BVI Register of Charges;

(c)	effect registration, or assist the Chargee in effecting registration, of this Deed with the Registrar of Corporate Affairs of the British Virgin Islands (the Registrar of Corporate Affairs) pursuant to Section 163 of the BVI Act by making the required filing, or assisting the Chargee in making the required filing, in the approved form with the Registrar of Corporate Affairs and (if applicable) provide confirmation in writing to the Chargee within ten Business Days after execution of this Deed that such filing has been made; and

(d)	if the registration referred to in paragraph (c) above is not being effected by or on behalf of the Chargee, promptly on receipt, and in any event within 21 days of the date of this Deed, deliver or procure to be delivered to the Chargee the certificate of registration of charge issued by the Registrar of Corporate Affairs evidencing that the requirements of Part VIII of the BVI Act as to registration have been complied with and the filed stamped copy of the application containing the relevant particulars of the Security created pursuant to this Deed.

9.5	Dealing with Charged Property prior to default

Prior to the occurrence of an Enforcement Event:

(a)	the Chargor shall not deal with any Charged Property or exercise any rights with respect to any Charged Property or withdraw or make payments or transfers of any cash or securities or other property out of the Collateral Account, save as permitted by and in accordance with the terms of the Transaction Documents;

(b)	the Chargee may direct payments or transfers of cash or securities to be made out of the Collateral Account to the Chargor or as the Chargor shall direct subject to and in accordance with the terms of this Security Deed and the other Transaction Documents without the prior written approval of the Chargor; and

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(c)	subject to Clause 8.2 (Voting and other rights prior to default) the Chargor may only exercise any other rights it has in respect of the Collateral Account, the Custody Document, the Collateral Securities, the Cash Collateral and any other Charged Property with the prior written consent of the Chargee.

9.6	Dealing with Charged Property following a default

On and following the occurrence of an Enforcement Event:

(a)	the Chargor shall not deal with any Charged Property or exercise any rights with respect to any Charged Property or withdraw or make payments or transfers of any cash or securities or other property out of the Collateral Account, except with the prior written consent of the Chargee;

(b)	the Chargee shall be entitled, without notice to the Chargor, to:

(i)	withdraw, apply, transfer or set off any or all credit balances from time to time standing to the credit of the Collateral Account; and

(ii)	transfer or otherwise realise any or all of the Cash Collateral, Collateral Securities or other securities held from time to time in the Collateral Account in accordance with the terms of this Deed or as otherwise permitted by law, in each case, in or towards payment or satisfaction of all or part of the Secured Obligations in accordance with Clause 15 (Application of proceeds).

10.	Chargee’S POWER TO REMEDY

10.1	Power to Remedy

If the Chargor fails to comply with any obligation set out in Clause 7 (Custody Agreement), Clause 8 (Collateral Securities) or Clause 9 (General Undertakings) and that failure is not remedied to the satisfaction of the Chargee within five days of the Chargee giving notice to the Chargor or the Chargor becoming aware of the failure to comply, it will allow (and irrevocably authorises) the Chargee or any person which the Chargee nominates to take any action on behalf of the Chargor which is necessary to ensure that those obligations are complied with.

10.2	Indemnity

The Chargor will indemnify the Chargee against all losses incurred by the Chargee as a result of a breach by the Chargor of its obligations under Clause 7 (Custody Agreement), Clause 8 (Collateral Securities) or Clause 9 (General Undertakings) and in connection with the exercise by the Chargee of its rights contained in Clause 10.1 above. All sums the subject of this indemnity will be payable by the Chargor to the Chargee on demand and if not so paid will bear interest at the Default Rate. Any unpaid interest will be compounded monthly.

11.	CONTINUING SECURITY

11.1	Continuing Security

The Security constituted by this Deed shall be a continuing security notwithstanding any intermediate payment or settlement of all or any part of the Secured Obligations or any other act, matter or thing.

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11.2	Other Security

The Security constituted by this Deed is to be in addition to and shall neither be merged in nor in any way exclude or prejudice or be affected by any other Security or other right which the Chargee may now or after the date of this Deed hold for any of the Secured Obligations, and this Security may be enforced against the Chargor without first having recourse to any other rights of the Chargee.

11.3	Immediate recourse

The Chargor waives any right it may have of first requiring the Chargee to proceed against or claim payment from any other person or enforce any guarantee or other Security or right of set-off before enforcing this Deed.

12.	ENFORCEMENT OF SECURITY

12.1	Enforcement Powers

For the purpose of all rights and powers implied or granted by statute, the Secured Obligations are deemed to have fallen due on the date of this Deed. The power of sale and other powers conferred by section 101 of the Law of Property Act 1925 and all other powers conferred on a mortgagee by law shall be deemed to arise immediately after execution of this Deed.

12.2	Statutory Powers

The powers conferred on mortgagees, receivers or administrative receivers by the Law of Property Act 1925 and the Insolvency Act 1986 (as the case may be) shall apply to the Security created under this Deed, unless they are expressly or impliedly excluded. If there is ambiguity or conflict between the powers contained in those Acts and those contained in this Deed, those contained in this Deed shall prevail.

12.3	Exercise of Powers

(a)	All or any of the powers conferred upon mortgagees by the Law of Property Act 1925 as varied or extended by this Deed, and all or any of the rights and powers conferred by this Deed on the Chargee or a Receiver (whether expressly or impliedly), may be exercised by the Chargee or Receiver without further notice to the Chargor or prior authorisation from any court at any time after an Enforcement Event has occurred, irrespective of whether the Chargee has taken possession or appointed a Receiver of the Charged Property and may be exercised in such manner as the Chargee or Receiver (as applicable) may, in its absolute discretion, see fit.

(b)	The Chargee shall not be liable to the Chargor for any loss arising from the manner in which the Chargee enforces or refrains from enforcing and/or realising the Transaction Security or the timing of any such enforcement and/or realisation.

12.4	Disapplication of Statutory Restrictions

Any restriction on the right of a mortgagee to consolidate mortgages or on the power of sale (including any imposed by sections 93 and 103 respectively of the Law of Property Act 1925) shall not apply to the Security constituted by this Deed.

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13.	FInancial Collateral REgulations

13.1	Right of use

(a)	The Chargee will, at any time, have the right:

(i)	to use and dispose of any Charged Property which constitutes Financial Collateral in such manner as it sees fit, in which case the Chargee shall comply with any requirements of the Financial Collateral Regulations in relation to obtaining “equivalent financial collateral” (as defined in the Financial Collateral Regulations); and

(ii)	only after the occurrence of an Enforcement Event, to set-off the value of any equivalent financial collateral against, or apply it in discharge of, any Secured Obligations in accordance with the Financial Collateral Regulations.

(b)	The Chargor authorises the Chargee to transfer any Charged Property which constitutes Financial Collateral in accordance with the Financial Collateral Regulations, and any such Charged Property shall pass from the Chargor to the Chargee by way of outright title transfer, free and clear of any liens, claims, charges or encumbrances or any other interest of the Chargor or any third party. The Chargee shall, accordingly, have the right to deal with, lend, dispose of, pledge, charge or otherwise use any Charged Property which constitutes Financial Collateral.

(c)	The parties agree that the rights given to the Chargee under this Clause 13.1 are intended to be a “right of use” to which regulation 16 of the Financial Collateral Regulations shall apply.

13.2	Appropriation under the Financial Collateral Regulations

To the extent that any of the Charged Property constitutes Financial Collateral and this Deed constitutes a “security financial collateral arrangement” (as defined in, and for the purposes of, the Financial Collateral Regulations), the Chargee shall have the right to appropriate, on one or more occasions and from time to time, all or any part of such Financial Collateral in or towards discharge of all or part of the Secured Obligations and may exercise that right to appropriate by giving notice to the Chargor at any time after an Enforcement Event has occurred.

13.3	Valuation

If the Chargee is required to value any Financial Collateral for the purpose of Clause 13.1 (Right of use) or Clause 13.2 (Appropriation under the Financial Collateral Regulations) above, the value shall be:

(a)	in the case of cash, its face value at the time of appropriation or set-off; and

(b)	in the case of financial instruments or other Financial Collateral, the amount as determined by the Chargee (whether before or after appropriation or set-off) as the Chargee’s estimate (acting in a commercially reasonable manner) of the net proceeds that would be realised on a sale of such financial instruments or other Financial Collateral and (in respect of Financial Collateral that comprises publicly traded securities) taking into account such considerations as the Chargee, acting reasonably, deems appropriate at the time, which may include, without limitation, the following factors:

(i)	the current market price of that Financial Collateral as quoted on any public index, exchange or regulated market on which those securities are listed or admitted to trading;

(ii)	the market liquidity of those securities;

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(iii)	the availability of alternative markets for, and price achievable or realisable from the sale in any such alternative market of, that Financial Collateral, in each case that the Chargee is aware of;

(iv)	any adjustment to the price of that Financial Collateral that may be required if that Financial Collateral were to be sold in a block trade, accelerated book build or otherwise off-exchange; and

(v)	the number of relevant securities and the proportion that they bear to the total aggregate amount of such securities then in issuance,

as converted, where necessary, into the currency in which the Secured Obligations are denominated at a market rate of exchange prevailing at the time of appropriation or set-off selected by the Chargee. The Parties agree that the methods of valuation set out in this Clause 13.3 are commercially reasonable for the purpose of the Financial Collateral Regulations.

14.	RECEIVERS

14.1	Appointment of Receiver

(a)	Subject to paragraph (d) below, at any time after the occurrence of an Enforcement Event, or if so requested by the Chargor, the Chargee may by writing under hand signed by any officer or manager of the Chargee, appoint any person (or persons) to be a Receiver of all or any part of the Charged Property.

(b)	Section 109(1) of the Law of Property Act 1925 shall not apply to this Deed.

(c)	Paragraph 14 of Schedule B1 to the Insolvency Act 1986 shall apply to any floating charge created by this Deed.

(d)	The Chargee shall be entitled to appoint a Receiver save to the extent prohibited by section 72A Insolvency Act 1986.

(e)	Any Receiver may be appointed as Receiver of all of the Charged Property or as Receiver of a part of the Charged Property specified in the appointment. In the case of an appointment of a part of the Charged Property, the rights conferred on a Receiver as set out in Clause 14.2 (Powers of Receiver) shall have effect as though every reference in Clause 14.2 (Powers of Receiver) to any Charged Property were a reference to the part of the Charged Property so specified in the appointment.

14.2	Powers of Receiver

Each Receiver appointed under this Deed shall have (subject to any limitations or restrictions which the Chargee may incorporate in the deed or instrument appointing it) all the powers conferred from time to time on receivers by the Law of Property Act 1925 and the Insolvency Act 1986 (each of which is deemed incorporated in this Deed), so that the powers set out in schedule 1 to the Insolvency Act 1986 shall extend to every Receiver, whether or not an administrative receiver. In addition, notwithstanding any liquidation of the Chargor, each Receiver shall have the following rights, powers and discretions:

(a)	all the rights, powers and discretions conferred by the Law of Property Act 1925 on mortgagors and mortgagees in possession an on any receiver appointed under the Law of Property Act 1925 (in each case to the extent that those rights, powers and discretions do not limit any other right, power or discretion granted to any Receiver appointed under this Deed);

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(b)	all the rights powers and discretions of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986, whether or not the Receiver is an administrative receiver;

(c)	to take immediate possession of, get in and collect any Charged Property and to require payment to the Receiver of any claims or credit balances on any accounts;

(d)	to exercise in relation to any Charged Property all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Charged Property;

(e)	to redeem any prior Security on or relating to the Charged Property and settle and pass the accounts of the person entitled to that prior Security, so that any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed to be an expense properly incurred by the Receiver;

(f)	to settle any claims, accounts, disputes, questions and demands with or by any person who is or claims to be a creditor of the Chargor or relating to any of the Charged Property; and

(g)	to do all other acts and things (including signing and executing all documents and deeds) as the Receiver considers to be incidental or conducive to any of the matters or powers in this Clause 14.2, or otherwise incidental or conducive to the preservation, improvement or realisation of the Charged Property, and use the name of the Chargor for all such purposes, and in each case may use the name of the Chargor and exercise the relevant power in any manner which he may think fit.

14.3	Receiver as Agent

(a)	Each Receiver shall be the agent of the Chargor, which shall be solely responsible for his acts, omissions, defaults and losses, and for his remuneration and expenses, and be liable on any agreements or engagements made or entered into by him.

(b)	The Chargee will not be responsible for any misconduct, negligence or default of a Receiver.

(c)	The Chargee shall not incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver or for any acts or omissions of the Receiver.

14.4	Removal of Receiver

The Chargee may by notice remove from time to time any Receiver appointed by it (subject to the provisions of section 45 of the Insolvency Act 1986 in the case of an administrative receivership) and, whenever it may deem appropriate, appoint a new Receiver in the place of any Receiver whose appointment has terminated, for whatever reason.

14.5	Remuneration of Receiver

The Chargee may from time to time fix the remuneration of any Receiver appointed by it.

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15.	APPLICATION OF PROCEEDS

15.1	Order of Application

All moneys received or recovered by the Chargee or any Receiver pursuant to this Deed shall (subject to the claims of any person having prior rights thereto) be applied in the following order, notwithstanding any purported appropriation by the Chargor:

(a)	in discharging all costs and expenses incurred by the Chargee, any Receiver or any Delegate in connection with any realisation or enforcement of this Security or any action taken at the request of the Chargee under Clause 4 (Further assurance);

(b)	in or towards the discharge of the Secured Obligations;

(c)	if the Chargor is under any further actual or contingent liability in respect of the Secured Obligations, in payment to a suspense account;

(d)	if the Chargor is not under any further actual or contingent liability in respect of the Secured Obligations, in payment or distribution to any person to whom the Chargee is obliged to pay or distribute in priority to the Chargor; and

(e)	the balance, if any, in payment or distribution to the Chargor.

15.2	Section 109 Law of Property Act 1925

Sections 109(6) and (8) of the Law of Property Act 1925 shall not apply to a Receiver appointed under this Deed.

15.3	Application against Secured Obligations

Subject to Clause 15.1 (Order of Application) above, any moneys or other value received or realised by the Chargee from a Chargor or a Receiver under this Deed may be applied by the Chargee to any item of account or liability or transaction forming part of the Secured Obligations to which they may be applicable in any order or manner which the Chargee may determine.

15.4	Suspense Account

Until the Secured Obligations are paid in full, the Chargee or the Receiver (as appropriate) may place and keep (for such time as it shall determine) any money received, recovered or realized pursuant to this Deed or on account of the Chargor’s liability in respect of the Secured Obligations in an interest bearing separate suspense account (to the credit of either the Chargor or the Chargee or the Receiver as the Chargee or the Receiver shall think fit) and the Chargee or the Receiver may retain the same for the period which it considers expedient without having any obligation to apply all or any part of that money in or towards discharge of the Secured Obligations.

16.	PROTECTION OF CHARGEE AND RECEIVER

16.1	No Liability

Neither the Chargee nor any Receiver shall be liable in respect of any of the Charged Property or for any loss or damage which arises out of the exercise or the attempted or purported exercise of, or the failure to exercise any of, their respective powers, unless caused by its or his gross negligence, wilful default under the Transaction Documents.

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16.2	Possession of Charged Property

Without prejudice to Clause 16.1 (No Liability) above, if the Chargee or the Receiver enters into possession of the Charged Property, it will not be liable to account as mortgagee in possession and may at any time at its discretion go out of such possession.

16.3	Primary liability of Chargor

The Chargor shall be deemed to be a principal debtor and the sole, original and independent obligor for the Secured Obligations and the Charged Property shall be deemed to be a principal security for the Secured Obligations. The liability of the Chargor under this Deed and the charges contained in this Deed shall not be impaired by any forbearance, neglect, indulgence, abandonment, extension of time, release, surrender or loss of securities, dealing, variation or arrangement by the Chargee or any other Secured Party, or by any other act, event or matter whatsoever whereby the liability of the Chargor (as a surety only) or the charges contained in this Deed (as secondary or collateral charges only) would, but for this provision, have been discharged.

16.4	Waiver of defences

The obligations of the Chargor under this Deed will not be affected by an act, omission, matter or thing which, but for this Deed, would reduce, release or prejudice any of its obligations under this this Deed (without limitation and whether or not known to it or any Secured Party) including:

(a)	any time, waiver or consent or any other indulgence or concession granted to, or composition with, the Chargor or any other person;

(b)	the release of the Chargor or any other person under the terms of any composition or arrangement with any creditor of the Chargor;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Chargor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	the existence of any claim, set-off or other right which the Chargor may have at any time against the Chargee or any other person;

(e)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Chargor or any other person;

(f)	any variation, amendment, waiver, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of, or in connection with, a Transaction Document or any other document, security, guarantee or indemnity including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Transaction Document or other document or security;

(g)	any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Document or any other document or security;

(h)	any change in the identity of the Chargee; or

(i)	any insolvency or similar proceedings.

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16.5	Appropriations

On and after the occurrence of an Enforcement Event and until the date on which the Secured Obligations have been unconditionally discharged in full the Chargee may:

(a)	refrain from applying appropriating or enforcing any monies, security or rights held or received by the Chargee (or any trustee or agent on its behalf) in respect of the Secured Obligations, or apply appropriate and enforce the same in such manner and order as it considers fit (against the Secured Obligations or otherwise) and the Chargor shall not be entitled to benefit from the same; and

(b)	hold in a suspense account (whether or not interest-bearing) any monies received from the Chargor or on account of the Chargor’s liability under this Deed or any other Transaction Document.

16.6	Delegation

The Chargee or Receiver may delegate by power of attorney or in any other manner all or any of the powers, authorities and discretions which are for the time being exercisable by it under this Deed to any person or persons upon such terms and conditions (including the power to sub-delegate) as it may think fit. The Chargee or Receiver will not be liable or responsible to the Chargor or any other person for any losses arising from any act, default, omission, neglect or misconduct on the part of any delegate.

16.7	Cumulative Powers

The powers which this Deed confers on the Chargee and any Receiver appointed under this Deed are cumulative, without prejudice to their respective powers under the general law, and may be exercised as often as the relevant person thinks appropriate. The Chargee or the Receiver may, in connection with the exercise of their powers, join or concur with any person in any transaction, scheme or arrangement whatsoever. The respective powers of the Chargee and the Receiver will in no circumstances be suspended, waived or otherwise prejudiced by anything other than an express consent or amendment.

17.	POWER OF ATTORNEY

(a)	The Chargor, by way of security, irrevocably and severally appoints the Chargee, each Receiver and any person nominated for the purpose by the Chargee or any Receiver (in writing and signed by an officer of the Chargee or Receiver) as its attorney (with full power of substitution and delegation) in its name (or otherwise) and on its behalf and as its act and deed to execute, seal and deliver (using the company seal where appropriate) and otherwise perfect and do any deed, assurance, agreement, instrument, act or thing which it ought to execute and do under the terms of this Deed, or which may be required or deemed proper in the exercise of any rights or powers conferred on the Chargee or any Receiver under this Deed or otherwise for any of the purposes of this Deed, and the Chargor covenants with the Chargee and each Receiver to ratify and confirm all such acts or things made, done or executed by that attorney.

(b)	The power of attorney conferred on the Chargee and each Receiver pursuant to paragraph (a) shall:

(i)	only be exercisable after the occurrence of an Enforcement Event, unless the Chargor has failed to comply with any of its obligations referred to in Clause 10.1 (Power to Remedy), in which case the power of attorney shall be immediately exercisable by the Chargee in a manner to ensure that those obligations are complied with; and

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(ii)	continue notwithstanding the exercise of any right of appropriation.

(c)	The Chargor ratifies and confirms and agrees to ratify and confirm whatever any attorney shall do in the exercise or purported exercise of the power of attorney granted by it in this Clause.

18.	PROTECTION FOR THIRD PARTIES

18.1	No Obligation to Enquire

No purchaser from, or other person dealing with, the Chargee or any Receiver (or their agents) shall be obliged or concerned to enquire whether:

(a)	the right of the Chargee or any Receiver to exercise any of the powers conferred by this Deed has arisen or become exercisable or as to the propriety or validity of the exercise or purported exercise of any such power; or

(b)	any of the Secured Obligations remain outstanding and/or are due and payable or be concerned with notice to the contrary and the title and position of such a purchaser or other person shall not be impeachable by reference to any of those matters.

18.2	Receipt Conclusive

The receipt of the Chargee or any Receiver shall be an absolute and a conclusive discharge to a purchaser, and shall relieve him of any obligation to see to the application of any moneys paid to or by the direction of the Chargee or any Receiver.

19.	COSTS AND EXPENSES

19.1	Initial Expenses

The Chargor shall on demand pay to each of the Chargee and any Receiver the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with:

(a)	the negotiation, preparation, execution, completion and perfection of this Deed; and

(b)	any other documents or notices referred to in, or related or incidental to, this Deed.

19.2	Enforcement Expenses

The Chargor shall, immediately on demand, pay to each of the Chargee and any Receiver the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under (and any documents referred to in) this Deed and any proceedings instituted by or against the Chargee as a consequence of taking or holding the Security created under this Deed or enforcing these rights and, on a sale of any Charged Property, any costs associated with such sale including, but not limited to, the placing of such Charged Property on an accelerated basis (which shall include brokerage fees charged or incurred by the Chargee and any of its affiliates or agents for placing such Charged Property, such fees to be set by reference to prevailing market conditions at the time of placement and the fees charged by or to the Chargee for similar placings).

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19.3	Stamp Duties, etc.

The Chargor shall pay and, immediately on demand, indemnify the Chargee against any cost, loss or liability the Chargee incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Deed including without limitation any stamp, transfer, registration, trustee or custodian fees or other taxes or fees payable in relation to the Charged Property.

19.4	Default Interest

If not paid when due, the amounts payable under this Clause 19 shall carry interest compounded with monthly rests at the Default Rate (after as well as before judgment), from the date of demand and shall form part of the Secured Obligations.

20.	REINSTATEMENT AND RELEASE

20.1	Amounts Avoided

If any amount paid by the Chargor in respect of the Secured Obligations is capable of being avoided or set aside on the liquidation or administration of the Chargor or otherwise, then for the purposes of this Deed that amount or liability and any Security for it shall not be considered to have been paid, discharged or released.

20.2	Discharge Conditional

Any settlement or discharge between the Chargor and the Chargee shall be conditional upon no security or payment to the Chargee by the Chargor or any other person being avoided, set aside, ordered to be refunded or reduced by virtue of any provision or enactment relating to insolvency and accordingly (but without limiting the other rights of the Chargee under this Deed) the Chargee shall be entitled to recover from the Chargor the value which the Chargee has placed on that security or the amount of any such payment as if that settlement or discharge had not occurred.

20.3	Covenant To Release

Once all the Secured Obligations have been unconditionally and irrevocably paid in full and the Chargee has no actual or contingent liability to advance further moneys to, or incur liability on behalf of, the Chargor, the Chargee shall, at the request and cost of the Chargor, execute any documents (or procure that its nominees execute any documents) or take any action which may be necessary to release the Charged Property from the Security constituted by this Deed. On the release of any of the Charged Property the Chargee shall not be bound to return the identical securities which were deposited, lodged, held or transferred and the Chargor will accept securities of the same class and denomination or such other securities as shall then represent the Charged Property being released.

21.	CURRENCY CLAUSES

21.1	Conversion

All moneys received or held by the Chargee or any Receiver under this Deed may be converted into any other currency which the Chargee considers necessary to cover the obligations and liabilities comprised in the Secured Obligations in that other currency at the Chargee’s spot rate of exchange then prevailing for purchasing that other currency with the existing currency.

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21.2	No Discharge

No payment to the Chargee (whether under any judgment or court order or otherwise) shall discharge the obligation or liability of the Chargor in respect of which it was made unless and until the Chargee has received payment in full in the currency in which the obligation or liability is payable or, if the currency of payment is not specified, was incurred. To the extent that the amount of any such payment shall on actual conversion into that currency fall short of that obligation or liability expressed in that currency, the Chargee shall have a further separate cause of action against the Chargor and shall be entitled to enforce the Security constituted by this Deed to recover the amount of the shortfall.

22.	SET-OFF

22.1	Set-off rights

The Chargee may set off any matured obligation due from the Chargor under the Transaction Documents (to the extent beneficially owned by the Chargee) against any matured obligation owed by the Chargee to the Chargor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Chargee may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

22.2	Unliquidated Claims

If, at any time after notice demanding payment of any sum which is then due but unpaid in respect of the Secured Obligations has been given by the Chargee to the Chargor, the relevant obligation or liability is unliquidated or unascertained, the Chargee may set-off the amount which it estimates (in good faith) will be the final amount of that obligation or liability once it becomes liquidated or ascertained.

22.3	No Set-off

The Chargor will pay all amounts payable under this Deed without any set-off, counterclaim or deduction whatsoever unless required by law, in which event the Chargor will pay an additional amount to ensure that the payment recipient receives the amount which would have been payable had no deduction been required to have been made.

23.	RULING OFF

If the Chargee receives notice of any subsequent Security or other interest affecting any of the Charged Property it may open a new account for the Chargor in its books. If it does not do so then (unless it gives express notice to the contrary to the Chargor), as from the time it receives that notice, all payments made by the Chargor to it (in the absence of any express appropriation to the contrary) shall be treated as having been credited to a new account of the Chargor and not as having been applied in reduction or discharge of the Secured Obligations.

24.	REDEMPTION OF PRIOR CHARGES

The Chargee may, at any time after an Enforcement Event has occurred, redeem any prior Security on or relating to any of the Charged Property or procure the transfer of that Security to itself, and may settle and pass the accounts of any person entitled to that prior Security. Any account so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor. The Chargor will on demand pay to the Chargee all principal moneys and interest and all losses, costs and expenses incidental to any such redemption or transfer, together with interest accruing on those amounts at the Default Rate for the period from (and including) the date those amounts are incurred to (and excluding) the date on which they are reimbursed.

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25.	NOTICES

25.1	Communications in writing

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by fax, electronic mail or letter.

25.2	Addresses

The address, email address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is that identified with its name below or any substitute address, email address, fax number or department or officer as the Party may notify to the Chargee (or as the Chargee may notify to the other Parties, if a change is made by the Chargee) by not less than five Business Days’ notice:

The Chargor

YY One Limited

Address:	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Telephone:	*

Email:	*

Attention:	Xueling Li

The Chargee

Goldman Sachs International

Address:	68/F Cheung Kong Centre

2 Queen’s Road Central

Hong Kong

Attention:	*

Telephone:	*

Email:	*

25.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective (subject to paragraph (c) and (d) below and, in the case of the Chargee, to paragraph (b) below):

(i)	if by way of fax, when received in legible form;

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(ii)	if by way of email, when sent; or

(iii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 25.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Chargee will be effective only when actually received by the Chargee and then only if it is expressly marked for the attention of the department or officer identified with the Chargee’s signature below (or any substitute department or officer as the Chargee shall specify for this purpose).

(c)	Where multiple emails or postal addresses are specified in relation to a Party, another Party giving notice by email or letter to that Party shall send a copy of the communication or document to each such email or (if the notice is being delivered or posted by letter) postal address, but provided that the communication or document made or delivered is effective (in accordance with this Clause 25.3) in relation to at least one such email or (as the case may be) postal address it shall be regarded as effective notice to that Party (subject, in the case of the Chargee to paragraph (b) above) for the purposes of this Deed.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above after 5:00 p.m. (London time) or on a day that is not a Business Day, shall be deemed only to become effective on the following Business Day.

25.4	Notification of address, email address and fax number

Promptly upon changing its address, email address or fax number, a Party shall notify the other Parties.

25.5	English language

(a)	Any notice given under or in connection with this Deed must be in English.

(b)	All other documents provided under or in connection with this Deed must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Chargee, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

26.	CHANGES TO PARTIES

26.1	Assignment by the Chargee

The Chargee may at any time assign or otherwise transfer all or any part of its rights under this Deed to any other person.

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26.2	Assignment by the Chargor

The Chargor may not assign or otherwise transfer all or any part of its rights under this Deed without the prior consent of the Chargee.

27.	Remedies and Waivers

No delay or omission on the part of the Chargee in exercising any right or remedy provided by law under this Deed shall impair, affect or operate as a waiver of that or any other right or remedy. The single or partial exercise by the Chargee of any right or remedy shall not, unless otherwise expressly stated, preclude or prejudice any other or further exercise of that, or the exercise of any other, right or remedy. The rights and remedies of the Chargee under this Deed are in addition to, and do not affect, any other rights or remedies available to it by law.

28.	MISCELLANEOUS

28.1	Certificates Conclusive

A certificate or determination of the Chargee as to any amount payable under this Deed will be conclusive and binding on the Chargor, except in the case of manifest error.

28.2	Counterparts

This Deed may be executed in any number of counterparts, and by each Party on separate counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed. Delivery of a counterpart of this Deed by email attachment or other electronic form, shall be an effective mode of delivery.

28.3	Execution as a deed

Each Party intends this Deed to take effect as a deed, and confirms that it is executed and delivered as a deed, notwithstanding the fact that any one or more of the Parties may only execute this Deed under hand.

28.4	Invalidity of any Provision

If any provision of this Deed is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

28.5	Failure to Execute

Failure by one or more parties (“Non-Signatories”) to execute this Deed on the date hereof will not invalidate the provisions of this Deed as between the other Parties who do execute this Deed. Such Non-Signatories may execute this Deed on a subsequent date and will thereupon become bound by its provisions.

28.6	Custody Agreement

Until the Charged Property has been released from this Security in accordance with the terms of this Deed, notwithstanding anything contrary in the Custody Agreement, the Borrower and GSALLC (for itself and its Affiliates (as defined in the Custody Agreement)) agree that the Charged Property shall not be subject to Section 2 (General Lien) of the Custody Agreement or the Security created under Section 2 (General Lien) of the Custody Agreement.

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29.	GOVERNING LAW AND JURISDICTION

(a)	This Deed and any non-contractual claims arising out of or in connection with it shall be governed by and construed in accordance with English law.

(b)	Subject to paragraph (c) below, the Parties agree that the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed, whether contractual or non-contractual (including a dispute regarding the existence, validity or termination of this Deed) (a “Dispute”). The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

(c)	The Parties agree that, for the benefit of the Chargee only, nothing in this Deed shall limit the right of the Chargee to bring any legal action against the Chargor in any other court of competent jurisdiction.

30.	Service of Process

Without prejudice to any other mode of service allowed under any relevant law, the Chargor, if not incorporated in England and Wales:

(a)	irrevocably appoints Law Debenture Corporate Services Limited, currently of Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and

(b)	agrees that failure by the agent for service of process to notify the Chargor of the process will not invalidate the proceedings concerned.

IN WITNESS whereof this Deed has been duly executed as a deed and is delivered on the date first above written.

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Schedule 1
Form of Custodian Notice

To:	Goldman Sachs International as custodian
(the “Custodian”)

Cc:	Goldman Sachs International as chargee
(the “Chargee”)

[Date]

Dear Sirs

Security Agreement between YY One Limited as chargor and Goldman Sachs International as chargee dated on or about the date of this notice (the “Security Agreement”)

1.	We refer to the following accounts in our name and maintained with you:

Name in which Account is held	Account Number

(the “Collateral Account”).

2.	Unless otherwise defined herein, the defined terms set out in the Security Agreement have the same meaning when used in this notice.

3.	We hereby give you notice that, pursuant to the Security Agreement, we have:

(a)	charged, by way of first ranking fixed charge, all our rights, title and interest, both present and future, from time to time in and to the Collateral Account and Related Rights in respect thereof;

(b)	charged, by way of first ranking fixed charge, all our rights, title and interest, both present and future, from time to time in and to the Collateral Securities and Related Rights in respect thereof; and

(c)	charged, by way of first ranking fixed charge, all our rights, title and interest, both present and future, from time to time in, to and under the Charged Property, including the Custody Documents, and Related Rights in respect thereof which are not charged under paragraphs (a) or (b) above.

3.	We irrevocably and unconditionally instruct and authorise you (despite any previous instructions which we may have given to the contrary), with effect from the date of the Security Agreement:

(a)	that

(i)	all amounts, securities and other property from time to time standing to the credit of any Account will be held to the order of the Chargee; and

(ii)	such amounts, securities and other property will only be paid or released in accordance with the written instructions or written consent of the Chargee;

(b)	other than as provided in paragraph (c) below, in respect of the Chargor’s rights, benefits and privileges under the Custody Documents, to act only in accordance with the instructions of the Chargee (without any reference to or further authority from us and without any enquiry by you as to the justification for the instruction or the validity of the same) or with the Chargee’s consent;

(c)	to otherwise act only in accordance with the instructions of the Chargee with respect to the Collateral Account, the Collateral Securities, the Cash Collateral and the other Charged Property (without any reference to or further authority from us and without any enquiry by you as to the justification for the instruction or the validity of the same) PROVIDED THAT prior to the delivery of a Voting Rights Notice, the Chargor shall be entitled to exercise or direct the exercise of the voting or other rights attached to any Collateral Securities or other securities credited to the Collateral Account;

(d)	to disclose to the Chargee (without any reference to or further authority from us and without any enquiry by you as to the justification for the disclosure), all notices, statement and any information relating to the Collateral Account, the Collateral Securities, the Cash Collateral and other securities or rights credited to the Collateral Account and the other Charged Property;

(e)	without prejudice to the generality of the foregoing:

(i)	not to agree to any change to the mandate for the Collateral Account or close the Collateral Account without the consent of the Chargee;

(ii)	not to agree to, and not to permit, any modification, waiver or amendment of the terms of any Custody Documents without the prior written consent of the Chargee;

(iii)	not to agree to, and not to permit, the termination of, and not yourself terminate, any of the Custody Documents without the prior written consent of the Chargee;

(iv)	not, by any act or omission, change or permit any change which may affect any of the Related Rights or the Security over the Charged Property in favour of the Chargee, and any purported changes which may have such an affect shall be ineffective and invalid;

(f)	identify, record and hold all Collateral Securities separately and not to commingle or pool the Collateral Securities with any other assets, and in such a manner that the identity and location of the Collateral Securities can be identified at any time;

(g)	not to register or otherwise hold any Collateral Securities in the name of the Chargor;

(h)	maintain the Collateral Account as set out in the tables in paragraph 1 above in England and Wales at all times at the Custodian;

(i)	ensure that all rights in respect of the Collateral Securities (including without limitation any dividends or other distributions) are credited to the Collateral Account immediately;

(j)	not to deduct any fees or other amounts from the Collateral Account;

(k)	to waive any lien (whether express in the Custody Agreement or implied by law); and

(l)	to comply with the terms of any notice, statement or instruction (including by way of fax or email) in any way relating or purporting to relate to the Collateral Account and/or Charged Property which you may receive at any time and from time to time from the Chargee (without any reference to or further authority from us and without any enquiry by you as to the justification for the notice, statement or instruction or the validity of it).

4.	The instructions and authorisations which are contained in this letter shall remain in full force and effect until the Chargee gives you written notice revoking them.

5.	Please acknowledge receipt of this notice and confirm your agreement to it by signing the enclosed copy letter and returning it to the Chargee.

6.	This letter, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, English law.

Yours faithfully,

By:

For: YY One Limited

To:	YY One Limited (the “Chargor”)

Goldman Sachs International as chargee (the “Chargee”)

1.	We acknowledge receipt of the notice, acknowledgement and agreement (the “Notice”) dated [ • ] addressed to us by the Chargor regarding the Charged Property.

We hereby agree with the Chargee and the Chargor that we will comply with the terms of the Notice.

2.	We confirm to the Chargee and the Chargor that:

(a)	we consent to the charge of the Charged Property (as defined in the Notice);

(c)	there does not exist in our favour, and we undertake not to create, assert, claim or exercise, any mortgage, fixed or floating charge, lien, assignment, right of set-off or other security or similar interest of any kind or any agreement or arrangement having substantially the same economic or financial effect as any of the above (including any rights of counterclaim, rights of set-off or combination of accounts consolidation or any other equities) over or with respect to all or any part of the Collateral Account or the other Charged Property;

(d)	we undertake that, if we receive notice that any person other than the Chargee has or may have any right in, or has made or may be making any claim or demand or taking any action in respect of the Collateral Account or the Charged Property, we will give notice to the Chargee immediately;

(e)	we have not received any notice that any third party has or will have any right in, or has made or will be making any claim or demand or taking any action in respect of the rights of the Chargor under the Custody Documents or in respect of the Collateral Account or the Charged Property;

(f)	there are no restrictions on the assignment of any of the Chargor’s right, title or interest in the Custody Documents (including the Collateral Account), and all rights, benefits and interests whatsoever accruing to or for the benefit of the Chargor arising from the Custody Documents belong to the Chargee; and

(g)	all remedies provided for in the Custody Documents or available at law or equity, are exercisable by the Chargee.

Yours faithfully,

By: Goldman Sachs International as Custodian

Dated:

SIGNATORIES TO SHARE CHARGE

THE CHARGOR

EXECUTED as a DEED by		)
YY ONE LIMITED		)
)
acting by	/s/ David Xueling Li	)

Name:	David Xueling Li

Title: Director

In the presence of:

Witness's signature:	/s/ Ju Huang

Name:	Ju Huang

Address: Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, The People’s Republic of China

[Signature page to Security Deed]

THE CHARGEE

GOLDMAN SACHS INTERNATIONAL

By:	/s/ David Sprake

Name:	David Sprake

Title:	Managing Director

[Signature page to Security Deed]

GSALLC

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Zheng Li

Name:	Zheng Li

Title:	Managing Director

[Signature page to Security Deed]

CUSIP No.	G9887Y 107	Page	8	of	8	Pages

EXHIBIT INDEX

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 27, 2018, by and between Mr. Lei, Top Brand Holdings Limited, Mr. Li, YYME and YY One (incorporated by reference to Exhibit A of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

B*	Deed of Voting Proxy and Power of Attorney dated August 17, 2016 between Mr. Lei, Top Brand Holdings Limited and Mr. Li (incorporated by reference to Exhibit B of the Schedule 13D/A (File No. 005-87080) filed by each of Jun Lei, Top Brand Holdings Limited, David Xueling Li, YYME Limited and YY One Limited with the Securities and Exchange Commission on February 27, 2018).

C**†	Master Confirmation, dated as of June 30, 2018, between YY One and GS

D**†	Supplemental Confirmation, dated as of June 30, 2018, between YY One and GS

E**	Security Agreement, dated as of June 30, 2018, between YY One and GS

*	Previously filed.
**	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the SEC.